SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 29, 2005

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the nine-month periods ended
September 30, 2005 and 2004
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2)

_____________________________________________________________________

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos
UF :	The Unidad de Fomento, or UF, is an inflation-indexed peso-denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month
ThUS$:	Thousands of US dollars

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2005)

A S S E T S	Notes	2005	2004

		ThCh$	ThCh$

CURRENT ASSETS
Cash		8,664,013	6,755,966
Time deposits	(34)	3,094,847	167,180,438
Marketable securities, net	(4)	41,360,830	25,078,441
Accounts receivable, net	(5)	151,238,874	172,823,964
Notes receivable, net	(5)	4,112,623	5,414,761
Other receivables	(5)	12,374,001	26,548,185
Accounts receivable from related companies	(6 a)	19,035,140	26,118,183
Inventories, net		4,217,576	7,319,504
Recoverable taxes		5,391,097	-
Prepaid expenses		3,196,497	5,465,536
Deferred taxes	(7 b)	12,508,901	16,047,092
Other current assets	(8)	27,058,550	217,456,321

TOTAL CURRENT ASSETS		292,252,949	676,208,391

PROPERTY, PLANT AND EQUIPMENT	(10)
Land		26,973,405	26,970,977
Buildings and improvements		194,740,631	194,141,180
Machinery and equipment		3,199,969,517	3,179,341,948
Other property, plant and equipment		247,625,760	259,043,773
Technical revaluation		9,637,400	9,668,570
Less: Accumulated depreciation		2,372,622,440	2,222,766,472

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,306,324,273	1,446,399,976

OTHER LONG-TERM ASSETS
Investments in related companies	(11)	8,119,632	7,989,314
Investments in other companies		4,045	4,045
Goodwill	(12)	18,632,127	20,207,743
Other receivables	(5)	14,632,346	19,226,588
Intangibles	(13)	46,948,206	35,784,063
Less: Accumulated amortization	(13)	10,076,445	6,366,885
Others	(14)	13,762,798	4,075,715

TOTAL OTHER LONG-TERM ASSETS		92,022,709	80,920,583

TOTAL ASSETS		1,690,599,931	2,203,528,950

L I A B I L I T I E S	Notes	2005	2004

		ThCh$	ThCh$

CURRENT LIABILITIES
Short-term obligations with banks
and financial institutions	(15)	-	19,914,186
Short-term portion of long-term debt	(15)	17,861,507	143,570,836
Commercial paper	(17 a)	34,447,960	35,545,372
Current maturities of bonds payable	(17 b)	112,867,974	7,312,651
Current maturities of other long-term obligations		21,455	32,939
Dividends payable		2,149,874	128,260,827
Trade accounts payable	(35)	70,600,616	63,129,120
Other payables	(36)	30,605,833	20,993,129
Accounts payable to related companies	(6 b)	30,702,940	32,789,883
Accruals	(18)	8,904,201	6,678,517
Withholdings		9,793,152	11,666,216
Income tax		-	31,642,100
Unearned income		5,881,907	8,428,376
Other current liabilities		3,321,045	1,919,874

TOTAL CURRENT LIABILITIES		327,158,464	511,884,026

LONG-TERM LIABILITIES
Long-term debt with banks and
financial institutions	(16)	311,709,926	251,103,897
Bonds payable	(17 b)	12,655,408	327,086,012
Other accounts payable		18,311,918	1,027,366
Accruals	(18)	34,821,893	19,629,734
Deferred taxes	(7 b)	58,078,007	59,749,358
Other liabilities		4,063,193	4,387,816

TOTAL LONG-TERM LIABILITIES		439,640,345	662,984,183

MINORITY INTEREST	(20)	1,519,873	1,565,375

SHAREHOLDERS' EQUITY	(21)
Paid-in capital		880,977,537	885,300,293
Price-level restatement of paid-in capital		21,143,461	16,820,705
Other reserves		(1,567,530)	(862,350)
Retained earnings		21,727,781	125,836,718
Retained earnings		-	52,349,750
Net income		21,727,781	334,112,839
Less: Interim dividend		-	260,625,871

TOTAL SHAREHOLDERS' EQUITY		922,281,249	1,027,095,366

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,690,599,931	2,203,528,950

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2005)

		2005	2004

OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		431,211,895	572,760,388
Less: Operating costs		272,714,635	367,968,515

Gross profit		158,497,260	204,791,873

Less: Administrative and selling expenses		92,352,814	125,098,298

OPERATING INCOME		66,144,446	79,693,575

NON-OPERATING RESULTS:

Interest income		6,226,504	7,351,085
Equity participation in income of equity-method investees	(11)	1,149,153	364,286
Other non-operating income	(22 a)	2,198,462	485,852,819
Equity participation in losses of equity-method investees	(11)	32,510	87,829
Less: Amortization of goodwill	(12)	1,170,698	144,204,137
Less: Interest expense and other		22,557,578	36,600,964
Less: Other non-operating expenses	(22 b)	6,015,906	8,021,657
Price-level restatement, net	(23)	(948,212)	(2,344,333)
Foreign currency translation, net	(24)	1,378,369	13,868,989

NON-OPERATING (LOSS) INCOME, NET		(19,772,416)	316,178,259

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		46,372,030	395,871,834

Income taxes	(7 c)	(24,711,521)	(61,574,164)

INCOME BEFORE MINORITY INTEREST		21,660,509	334,297,670

Minority interest	(20)	67,272	(184,831)

NET INCOME		21,727,781	334,112,839

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2005)

	2005	2004

	ThCh$	ThCh$

NET CASH
FROM OPERATING ACTIVITIES	155,481,713	171,030,404

Net income	21,727,781	334,112,839

Sales of assets :	-	(483,414,098)

Loss on sales of property, plant and equipment	-	(730,149)
Gain on sales of investments (less)	-	(482,683,949)

Charges ( credits ) to income that do not represent
cash flows :	167,224,281	343,162,410

Depreciation for the period	146,141,019	187,130,711
Amortization of intangibles	3,085,793	2,130,144
Provisions and write offs	16,602,738	21,636,684
Equity participation in income of equity method investees (less)	(1,149,153)	(364,286)
Equity participation in losses of equity method investees	32,510	87,830
Amortization of goodwill	1,170,698	144,204,137
Price-level restatement	948,212	2,344,333
Foreign currency translation	(1,378,369)	(13,868,988)
Other credits to income that do not represent
cash flows (less)	(90,248)	(1,846,067)
Other charges to income that do not represent
cash flows	1,861,081	1,707,912

Changes in operating assets
(Increase) decrease	22,816,885	(8,901,313)

Trade accounts receivable	(11,201,667)	(8,118,908)
Inventories	1,232,103	(14,788,825)
Other assets	32,786,449	14,006,420

Changes in operating liabilities
Increase (decrease)	(56,219,962)	(14,114,265)

Accounts payable related to
operating activities	(21,050,435)	(48,453,922)
Interest payable	504,832	(7,867,880)
Income taxes payable (net)	(28,456,077)	45,926,939
Other accounts payable related to non-operating
activities	(2,819,743)	(2,623,370)
V.A.T. and other similar taxes payable	(4,398,539)	(1,096,032)

Minority interest	(67,272)	184,831

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2005 AND 2004
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2005)

	2005	2004
	ThCh$	ThCh$
NET CASH (USED IN) PROVIDED BY
FINANCING ACTIVITIES	(213,443,221)	(634,423,215)

Obligations with the public	34,543,375	35,692,467
Other sources of financing	-	77,669
Dividends paid (less)	(107,317,362)	(523,234,335)
Loans repaid (less)	(33,950,003)	(17,594,781)
Repayment of obligations with the public (less)	(106,719,231)	(106,511,989)
Payment of documented loans to related companies (less)	-	(22,852,246)

NET CASH USED IN
INVESTING ACTIVITIES	(75,918,409)	808,262,022

Sales of property, plant and equipment	153,037	121,435
Sales of permanent investments	-	697,475,139
Sales of other investments	-	17,750,729
Collection of documented loans to related companies	-	174,105,365
Acquisition of property, plant and equipment (less)	(52,252,173)	(72,185,541)
Investments in related companies (less)	(47,975)	-
Investments in financial instruments (less)	(16,080,027)	(6,557,758)
Other investing activities (less)	(7,691,271)	(2,447,347)

NET CASH FLOWS FOR THE YEAR	(133,879,917)	344,869,211

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(1,228,779)	(4,680,847)

NET INCREASE OF CASH
AND CASH EQUIVALENTS	(135,108,696)	340,188,364

CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	160,913,427	34,983,857

CASH AND CASH EQUIVALENTS AT
END OF YEAR	25,804,731	375,172,221

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements
__________

1. Composition of Consolidated Group and Registration with the Securities Registry:

a) The Company is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Superintendency of Securities and Insurance (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

			Participation
SUBSIDIARIES	TAXPAYER	Registration	(direct & indirect)
	N°	Number	2005	2004
			%	%

Telefónica Mundo S.A.	96,551,670-0	456	99.16	99.16
Globus 120 S.A.	96,887,420-9	694	99.99	99.99
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The interim consolidated financial statements correspond to the nine-month periods ended September 30, 2005 and 2004.

(b) Basis of preparation:

These consolidated financial statements (hereinafter “the financial statements”) have been prepared in accordance with Generally Accepted Accounting Principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities and Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively, in accordance with current legal regulations. With respect to the quarterly financial statements as of March and September, the Company voluntarily submits these to an interim financial information review performed in accordance with the regulations established for this type of review, described in generally accepted auditing standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2004 and their notes have been adjusted for comparison purposes by 3.0% in order to allow comparison with the 2005 financial statements. For comparison purposes, certain reclassifications have been made to the 2004 financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recognized under Minority Interest (See Note 20).

7

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:

As of September 30, 2005 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

		Economic Participation Percentage

TAXPAYER	Company Name		2005		2004
N°		Direct	Indirect	Total	Total

96,545,500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	-	99.99	99.99
96,551,670-0	Telefónica Mundo S.A.	99.16	-	99.16	99.16
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.90	0.09	99.99	99.99
96,786,140-5	Telefónica Móvil S.A. (1)	-	-	-	99.99
74,944,200-k	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,887,420-9	Globus 120 S.A.	99.99	-	99.99	99.99
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.93	0.06	99.99	99.99
90,430,000-4	Telefónica Empresas CTC Chile S.A.	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A.	-	99.99	99.99	99.99
96,811,570-7	Administradora de Telepeajes de Chile S.A.	-	79.99	79.99	79.99
78,703,410-1	Tecnonáutica S.A.	-	99.99	99.99	99.99

1) On July 23, 2004, Telefónica CTC Chile sold 100% of its participation in Telefónica Móvil de Chile S.A.. This transaction implied a disbursement by Telefónica Móviles S.A. (purchaser) of US$ 1,058 million, which was paid on July 28, 2004. For Telefónica CTC Chile, this transaction implied the recognition of a net of tax gain of US$470 million (historic value, equivalent to ThCh$ 306,575,571) after extraordinary amortization of the balance of goodwill on this investment as of June 2004.

8

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The interim consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Generally Accepted Accounting Principles in Chile, in order to reflect the changes in the purchasing power of the currency during both periods. The accumulated variation in the CPI as of September 30, 2005 and 2004, for initial balances, is 2.4% and 1.9%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Real and UF (Unidad de Fomento), have been converted to pesos at the exchange rates as of each period end:

YEAR	US$	EURO	BRAZILIAN REAL	UF

2005	529.20	636.13	237.29	17,717.56

2004	608.90	757.34	213.20	17,190.78

Exchange rate differences originating in the application of this Standard, are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost, plus adjustments where applicable, and accrued interest up to period end.

(h) Marketable securities:

Fixed income securities are recorded at their price-level restated acquisition value, plus interest accrued as of each period end using the real rate of interest determined as of the date of purchase, or their market value, whichever is less.

Investments in mutual funds shares are carried at the value of the share at each period end. Investments in shares are shown at their price-level restated value or at their market value, whichever is less.

(i) Inventories:

Equipment destined for sale is carried at price-level restated acquisition or development cost or at market value, whichever is less.

Inventories with an estimated turnover period of less than twelve months are classified as current assets, and their cost is price-level restated. The obsolescence provision has been determined on the basis of a survey of materials with slow turnover.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(j) Allowance for doubtful accounts:

Different percentages are applied when calculating the allowance for doubtful accounts, taking into consideration the aging of such accounts, reaching in some cases 100% for debts exceeding 120 days and 180 days in the case of large customers (corporations).

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition and/or construction cost.

Property, plant and equipment acquired up to December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired subsequently are carried at their acquisition value, except for those assets which are carried at the appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.55% .

(m) Leased assets:

Leased assets with a purchase option that are under contracts and meet the characteristics of a financial lease are recorded as “Other Assets”. These assets are not legally owned by the Company; therefore until it exercises the purchase option they cannot be freely disposed of.

(n) Intangibles

i) Rights to underwater cable:
Corresponds to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. This right is amortized over the term of the respective contracts, with a maximum of 25 years.

ii) Software licenses:
Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 4 years.

(o) Investments in related companies:

These investments are accounted for under the equity method which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology applied is that defined in Technical Bulletin No. 64. These investments are controlled in dollars, since they are in countries deemed to be unstable and their activities are not an extension of the operations of the Parent Company.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(p) Goodwill:

Corresponds to the valuation differences that originate when adjusting the cost of the investments, adopting the Equity Value method or making a new purchase. Goodwill and negative goodwill amortization periods have been determined considering aspects such as the nature and characteristics of the business and the estimated period of return of the investment. Goodwill arising on the acquisition of investments abroad is controlled in United States dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association. (See Note 12).

Goodwill impairment has been assessed as required in SVS Circular No. 151 and Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

(q) Transactions with resale agreements:

Purchases of securities under agreement to resell are recorded as fixed rate securities and are classified under Other Current Assets (see note 8).

(r) Obligations with the public:

  Bonds payable are presented in liabilities at the par value of the issued bonds (see note 17b). The difference between the par and placement value, determined on the basis of the designated interest rate for the transaction, is deferred and amortized using the straight-line method over the term of the respective bond (see notes 8 and 14).

  Commercial paper is presented in liabilities at its placement value, plus accrued interest (see note 17a).

Costs directly related to the placement of these obligations are deferred and amortized using the straight-line method over the term of the respective liability.

(s) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Recognition of deferred taxes on all temporary differences, usable tax loss carry forwards, and other events that create differences between the tax and accounting values, is recorded following Technical Bulletins No. 60 and its modifications issued by the Chilean Accountants Association and as established by the SVS Circular No. 1,466 dated January 27, 2000.

(t) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value of the obligation using an annual discount rate of 7%, considering estimate such as future service period of the employee, mortality rate of employees and salary increases determined on the basis of actuarial calculations (see note 19).

Costs for past services of the employees produced by changes in the actuarial bases, are deferred and amortized over average periods of employees’ future service periods.

(u) Operating revenues:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing is performed on cyclical rather than month-end dates, revenue has been earned for services that have not been invoiced, determined on the basis of the contracts in force. These amounts are recorded under Trade Accounts Receivable.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(v) Foreign currency future contracts:

The Company has entered into future foreign currency contracts, which represent a hedge against the variation in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Accountants Association.

The rights and obligations acquired are detailed in Note 27, reflecting in the balance sheet only the net right or obligation at period end, classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable. The contract’s implicit premium is deferred and amortized using the straight-line method over the term of the contract.

(w) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into are recorded recognizing the effect of those contracts on the interest rate established in such loans and the rights and obligations acquired therein are shown under Other Creditors or under Other Current Assets, as applicable (See Note 27).

(x) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of four years.

(y) Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Those expenses have not been significant in recent years.

(z) Accumulated adjustment for conversion differences:

The Company recognizes in this equity reserve account the difference from exchange rate fluctuations and the Consumer Price Index (C.P.I.) from restating its investments abroad. These investments are controlled in United States dollars. The balance of this account is credited (charged) to income in the same period in which the gain or loss is recognized.

(aa) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows according to Technical Bulletin No. 50 of the Chilean Accountants Association and SVS Circular No. 1,312, the Company defines cash equivalents as mutual funds, securities under agreements to resell and time deposits maturing in less than 90 days.

Cash flows related to the Company’s line of business and all those not defined as from investment or financing activities are included under “Cash Flows from Operating Activities”.

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COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

2. Summary of Significant Accounting Policies, continued:

(ab) Correspondents:

The Company has current agreements with foreign correspondents, which set the conditions that regulate international traffic, charging or paying the same according to net traffic receivable/payable and the rates set in each agreement.

This receivable/payable is recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net balances receivable and payable of each correspondent under “Trade Accounts Receivable” or “Accounts Payable” as applicable.

3. Accounting Changes:

a) Accounting changes

During the periods covered in these financial statements, the accounting principles have been consistently applied.

b) Change in estimate

i) Changes in actuarial hypotheses

As established in Technical Bulletin No. 8 issued by the Chilean Association of Accountants and in light of the new contractual conditions derived from the organizational evolution undergone by the Company, a series of studies were undertaken to modify the calculation base for the staff severance indemnities provision. Initially, in December 2004, this meant recognizing deferred assets of ThCh$ 4,872,939 (historical). Concluding these studies in the year 2005, the Company decided to also include other actuarial estimates in the calculation methodology used for this provision. The additional variables modified were: personnel rotation index, mortality rate and salary increases. As a result of these modifications, the Company recorded deferred assets of ThCh$ 3,648,704 in the year 2005. Both effects will be amortized over the future service period of the employees with this benefit (see portion to be amortized in the short-term in Note 8c and in the long-term in Note 14b).

ii) Change in estimation of international traffic

Due to the profound changes experienced by the industry, which involve a transition from a product-oriented approach to a segment-oriented approach, and also due to the need for more and better information, we began to develop information systems, make changes in the processes and introduce advances to the applications in the different business areas. It is for this reason that during 2005 the correspondent process was reviewed, in order to implement an automated system for measuring, valuating and determining international traffic provisions. This work has facilitated optimization of the information regarding values pending collection and/or liquidation for the concept of international traffic.

This new methodology generated a change in the estimation of provisions and purging of the real net balances of accounts receivable and payable to correspondents, which has meant altogether an adjustment of ThCh$ 8,960,168 (US$16.9 million) in these accounts during the third quarter of 2005.

13

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

3. Accounting Changes, continued:

c) Change of reporting entity:

i) Sale of Telefónica Móvil de Chile S.A.

As a result of the sale of the shares the Company held in the subsidiary Telefónica Móvil de Chile S.A., Telefónica CTC Chile deconsolidated that company from its financial statements as of July 1, 2004.

In order to make a comparative analysis of the figures, the consolidated statements of income are presented, assuming for both periods that the investment in Telefónica Móvil de Chile S.A. was recorded at Equity Value only.

	Jan-Sep	Jan-Sep	Variation

	2005	2004
	ThCh$	ThCh$	ThCh$	%

Operating revenues	431,211,895	443,343,574	(12,131,679)	-2.7%
Operating costs	(365,067,449)	(359,832,093)	(5,235,356)	1.5%
Salaries and employee benefits	(59,084,963)	(58,761,642)	(323,321)	0.6%
Depreciation	(145,810,451)	(148,019,325)	2,208,874	-1.5%
Goods and services	(160,172,035)	(153,051,126)	(7,120,909)	4.7%

OPERATING RESULTS	66,144,446	83,511,481	(17,367,035)	-20.8%

Interest income	6,226,504	12,340,271	(6,113,767)	-49.5%
Equity in earnings of equity-method investees (1)	1,116,643	(7,941,439)	9,058,082	C.S.
Amortization of goodwill	(1,170,698)	(144,204,137)	143,033,439	-99.2%
Interest expense	(22,557,578)	(36,121,292)	13,563,714	-37.6%
Other non-operating expenses	(3,817,444)	477,662,373	(481,479,817)	C.S.
Price-level restatement	430,157	12,004,265	(11,574,108)	-96.4%

NON-OPERATING RESULTS	(19,772,416)	313,740,041	(333,512,457)	-106.3%

INCOME BEFORE INCOME TAXES AND
MINORITY INTEREST	46,372,030	397,251,522	(350,879,492)	-88.3%

Income taxes	(24,711,521)	(62,953,852)	38,242,331	-60.7%
Minority interest	67,272	(184,831)	252,103	-136.4%

NET INCOME	21,727,781	334,112,839	(312,385,058)	-93.5%

(1)	For 2004, includes income from Telefónica Móvil de Chile S.A. and as of September a loss of Ch$ 8,218 million using the equity method.

14

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

4. Marketable Securities:

The balance of marketable securities is as follows:

	2005	2004
	ThCh$	ThCh$

Shares	-	714,964
Publicly offered promissory notes	41,360,830	23,916,189
Mutual fund shares	-	447,288

Total Marketable Securities	41,360,830	25,078,441

Publicly offered promissory notes (Fixed Income)

	Date		Par	Book Value		Market Value

Instrument	Purchase	Maturity	Value	Amount	Rate	ThCh$	Provision
			ThCh$	ThCh$	%		ThCh$

Zero-051201	Dec-2002	Dec-2005	11,830,913	13,105,369	3.90	13,148,054	-
Zero-051101	Dec-2002	Oct-2005	3,102,509	3,428,417	3.80	3,439,435	-
Zero-051101	Dec-2002	Nov-2005	1,506,215	1,666,519	3.85	1,672,003	-
	Sub-Totals		16,439,637	18,200,305		18,259,492	-
BCD0501005	Sep-04	Oct-05	2,646,000	2,711,874	5.00	2,711,874	(249)
BCD0501005	Nov-04	Oct-05	1,323,000	1,355,937	5.00	1,355,937	(116)
BCD0500907	Dec-04	Sep-07	2,646,000	2,678,180	5.00	2,678,180	(30,279)
BCD0501005	Jun-05	Oct-05	529,200	542,375	5.00	542,375	(39)
BCD0500907	Ago-05	Sep-07	1,852,200	1,874,113	5.00	1,874,726	-
BCD0500907	Sep-05	Sep-07	9,525,600	9,641,448	5.00	9,641,448	(54,717)
	Sub-Totals		18,522,000	18,803,927		18,804,540	(85,400)
PRD04D1001	Feb-2005	Oct-2005	3,704,400	3,813,539	6.00	3,815,468	(1,930)
PRD04D1001	Apr-2005	Nov-2005	529,200	543,059	6.00	543,437	(378)
	Sub-Totals		4,233,600	4,356,598		4,356,598	(2,308)

	Totals		39,195,237	41,360,830		41,420,630	(87,708)

15

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

__________

5) Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current									Long-term

Description	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)

	2005	2004	2005	2004	2005	2005		2004		2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	204,914,117	256,371,535	7,617,081	8,243,638	212,531,198	151,238,874	100.0	172,823,964	100.0	938,173	2,812,032
Fixed telephony service	155,227,555	185,510,092	2,629,846	4,815,022	157,857,401	109,721,605	72.54	109,070,542	63.31	938,173	2,812,032
Long distance	29,459,236	47,099,167	-	-	29,459,236	20,149,852	13.32	41,450,732	23.75	-	-
Communications companies	16,409,029	19,544,699	4,783,748	3,219,592	21,192,777	18,208,665	12.04	18,142,326	10.53	-	-
Others	3,818,297	4,217,577	203,487	209,024	4,021,784	3,158,752	2.09	4,160,364	2.41	-	-
Allowance for doubtful
accounts	(59,428,262)	(89,383,697)	(1,864,062)	(2,407,512)	(61,292,324)	-		-		-	-
Notes receivable	12,362,960	12,821,570	225,716	831,360	12,588,676	4,112,623		5,414,761		-	-
Allowance for doubtful notes	(8,476,053)	(8,238,169)	-	-	(8,476,053)	-		-		-	-
Miscellaneous accounts receivable	9,602,990	25,366,287	2,771,011	1,181,898	12,374,001	12,374,001		26,548,185		13,694,173	16,414,556
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	-	-	-

						Long-term receivables				14,632,346	19,226,588

16

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

6. Balances and transactions with related entities:

a) Receivable from:

		Short-term		Long-term

Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

96,990,810-7	Telefónica Móviles Chile Distribución S.A.	155,009	113,194	-	-
Foreign	Telefónica España	675,028	489,680	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	4,582,754	5,295,210	-	-
Foreign	Telefónica Sao Paulo	-	144,769	-	-
Foreign	Emergia USA	-	45,324	-	-
96,834,230-4	Terra Networks Chile S.A.	1,392,125	725,200	-	-
96,895,220-k	Atento Chile S.A	362,625	337,761	-	-
96,910,730-9	Emergia Chile S.A.	99,097	93,799	-	-
Foreign	Telefónica LD Puerto Rico	-	14,663	-	-
Foreign	Telefonica Data EEUU	20,599	51,610	-	-
Foreign	Telefónica Data España	260,492	495,621	-	-
Foreign	Telefónica Argentina	1,475,226	1,849,993	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	11,202	-	-	-
96,786,140-5	Telefónica Móviles de Chile S.A.	6,997,836	5,460,879	-	-
Foreign	Telefónica Procesos Tec. de Información	1,338,177	10,280,773	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	5,914	9,218	-	-
Foreign	Telefonica WholeSale International Services	349,290	195,166	-	-
Foreign	Telefónica Guatemala	-	6,022	-	-
Foreign	Telefónica El Salvador	-	76,780	-	-
79,919,680-8	Administradora de Créditos Comerciales	1,309,766	-	-	-
Foreign	Telefónica Perú	-	432,521	-	-

	Total	19,035,140	26,118,183	-	-

There have been charges and credits recorded to current accounts with these companies for invoicing of sale of materials, equipment and services.

b) Payable to:

		Short-term		Long-term

Taxpayer No.	Company	2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Telefónica España	-	429,397	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	138,197	138,115	-	-
93,541,000-2	Impresora y Comercial Publiguías S.A.	791,132	2,017,051	-	-
Foreign	Telefónica Perú	52,653	503,051	-	-
96,834,230-4	Terra Networks Chile S.A.	4,424,790	4,020,000	-	-
96,895,220-k	Atento Chile S.A	4,681,997	1,976,876	-	-
96,910,730-9	Emergia Chile S.A.	338,830	171,292	-	-
Foreign	Telefónica International Wholesale Services América S.A.	-	2,179,338	-	-
Foreign	Telefónica Guatemala	73,852	14,359	-	-
Foreign	Telefónica El Salvador	52,996	195,756	-	-
96,786,140-5	Telefónica Móviles de Chile S.A.	14,136,845	11,467,166	-	-
Foreign	Telefónica Argentina	-	1,309,323	-	-
Foreign	Telefónica Procesos Tec. de Información	-	7,288,750	-	-
Foreign	Telefonica WholeSale International Services	591,227	908,066	-	-
Foreign	Telefónica LD Puerto Rico	7,193	10,989	-	-
82,049,000-2	Coasin Chile S.A.	-	4,920	-	-
Foreign	Telefónica Sao Paulo	3,372	155,434	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	4,468,310	-	-	-
Foreign	Telefonica Investigacion y Desarrollo	941,546	-	-	-

	Total	30,702,940	32,789,883	-	-

As per Article No. 89 of the Corporations Law, all these transactions are carried out under conditions similar to those that normally prevail in the market.

17

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S,A, AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

6. Balances and transactions with related companies, continued:

c) Transactions:

		Nature	Description	2005		2004
		of	of	ThCh$		ThCh$

Company	Tax No.	Relationship	transaction		Effect on		Effect on
				Amount	income	Amount	income

Telefónica España	Foreign	Parent Co.	Sales	713,551	713,551	371,432	371,432
			Purchases	(166,994)	(166,994)	(233,074)	(233,074)

Telefónica Internacional Chile S.A.	96,527,390-5	Parent Co.	Purchases	(420,013)	(420,013)	(416,672)	(416,672)
			Financial Expenses	-	-	(265,898)	(265,898)

Impresora y Comercial Publiguías S.A.	93,541,000-2	Associate	Sales	4,340,296	4,340,296	4,859,634	4,859,634
			Purchases	(2,408,967)	(2,408,967)	(5,688,282)	(5,688,282)

Terra Networks Chile S.A.	96,834,230-4	Associate	Sales	3,888,811	3,888,811	4,118,938	4,118,938
			Purchases	(689,453)	(689,453)	(1,266,494)	(1,266,494)

Atento Chile S.A	96,895,220-k	Associate	Sales	1,371,251	1,371,251	735,210	735,210
			Purchases	(12,143,976)	(12,143,976)	(10,685,967)	(10,685,967)

Emergia Chile S.A.	96,910,730-9	Associate	Sales	747,720	747,720	840,413	840,413
			Purchases	-	-	(54,483)	(54,483)

Telefónica Argentina	Foreign	Associate	Sales	765,680	765,680	989,021	989,021
			Purchases	(614,588)	(614,588)	(663,233)	(663,233)

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Associate	Sales	58,741	58,741	-	-

Telefonica WholeSale International Services	Foreign	Associate	Sales	-	-	1,751,298	1,751,298

Telefónica Sao Paulo	Foreign	Associate	Sales	116,831	116,831	144,768	144,768
			Purchases	(139,894)	(139,894)	(144,806)	(144,806)

Telefónica Guatemala	Foreign	Associate	Sales	-	-	6,021	6,021
			Purchases	-	-	(12,091)	(12,091)

Telefónica Perú	Foreign	Associate	Sales	357,489	357,489	427,599	427,599
			Purchases	(406,363)	(406,363)	(503,051)	(503,051)

Telefónica LD Puerto Rico	Foreign	Associate	Sales	8,265	8,265	11,773	11,773
			Purchases	(11,631)	(11,631)	(10,989)	(10,989)

Telefónica El Salvador	Foreign	Associate	Sales	3,562	3,562	3,728	3,728
			Purchases	(19,949)	(19,949)	(33,577)	(33,577)

Telefónica Móvil de Chile S.A.	96,786,140-5	Associate	Sales	9,687,957	9,687,957	3,088,321	3,088,321
			Purchases	(34,419,248)	(34,419,248)	(9,796,243)	(9,796,243)

Telefonica Data USA	Foreign	Associate	Sales	4,276	4,276	-	-
			Financial Income	1,077,283	1,077,283	-	-

Bellsouth Chile S.A.	96,672,160-k	Associate	Sales	1,170,926	1,170,926	-	-
			Purchases	(9,302,781)	(9,302,781)	-	-

Telefonica WholeSale International Services España	Foreign	Associate	Sales	213,291	213,291	-	-
			Purchases	(1,828,496)	(1,828,496)	-	-

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Associate	Sales	480,757	480,757	-	-
			Purchases	(27,993)	(27,993)	-	-

Atento Guatemala	Foreign	Associate	Sales	6,168	6,168	-	-
			Purchases	(23,335)	(23,335)	-	-

Telefonica WholeSale International Services Uruguay	Foreign	Associate	Purchases	(808,342)	(808,342)	-	-

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Associate	Sales	7,481	7,481	-	-

The conditions of the agreement related to intercompany transactions between the Company and its equity-method investees and its mercantile current account are short and long-term, respectively, in the case of Telefónica Internacional Chile S.A., It is denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread)

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity terms for each case vary based on the related transaction,

18

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

7. Current and deferred income taxes:

a) General information:

As of September 30, 2005 and 2004, the Parent Company has established a first category income tax provision, as it has taxable net income of ThCh$ 68,259,794 and ThCh$ 90,525,497, respectively.

In addition, as of September 30, 2005 and 2004, a provision for first category income tax in subsidiaries was recorded in the amounts of ThCh$ 34,635,527 and ThCh$ 47,074,661, respectively.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained Taxable Earnings w/15% credit ThCh$	Retained Taxable Earnings w/16% credit ThCh$	Retained Taxable Earnings w/16.5% credit ThCh$	Retained Taxable Earnings w/17% credit ThCh$	Retained Taxable Earnings w/o credit ThCh$	Amount of credit ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	-	-	9,274,824	24,024,005	1,928,422	6,753,320
Telefónica Mundo S.A.	-	-	4,362,258	32,920,380	3,548,441	7,617,168
Globus 120 S.A.	2,153,965	816,072	584,214	1,679,903	240,897	995,079
Telefónica Empresas CTC Chile S.A.	942,463	7,492,938	5,002,010	20,699,199	1,445,535	6,821,553
Compañía de Telecomunicaciones de Chile S.A.	-	-	-	56,655,630	11,604,165	11,604,149

Total	3,096,428	8,309,010	19,223,306	135,979,117	18,767,460	33,791,269

19

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued

__________

7. Current and deferred income taxes, continued:

b) Deferred taxes:

As of September 30, 2005 and 2004 the accumulated balances of temporary differences that originated net deferred tax (liabilities) assets in the amount of ThCh $ 45,569,106 and ThCh$ 43,702,266, are as follows:

	2005				2004

Description	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Temporary differences
Allowance for doubtful accounts	9,368,647	-	-	-	15,410,203	-	-	-
Vacation provision	2,056,812	-	-	-	500,793	-	-	-
Tax benefits for tax losses	23,471	1,320,925	-	-	-	1,575,015	-	-
Staff severance indemnities	-	-	-	6,102,358	-	-	-	6,261,383
Leased assets and liabilities	-	60,201	-	121,057	-	64,677	-	96,426
Property, plant and equipment	8,819	3,997,160	-	165,455,928	-	3,974,608	-	182,198,892
Difference in amount of capitalized staff severance	-	572,660	-	-	-	781,170	-	-
Software	-	-	-	2,753,316	-	-	-	4,100,006
Deferred charge on sale of assets	-	-	-	1,281,207	-	-	-	1,588,616
Collective negotiation bonus	-	-	-	41,470	-	-	-	72,802
Other	1,061,066	283,777	9,914	4,276,851	149,600	88,844	13,504	1,404,705

Sub-Total	12,518,815	6,234,723	9,914	180,032,187	16,060,596	6,484,314	13,504	195,722,830

Complementary accounts net of accumulated amortization	-	(3,704,403)	-	(119,423,860)	-	(4,097,774)	-	(133,586,932)

Sub-Total	12,518,815	2,530,320	9,914	60,608,327	16,060,596	2,386,540	13,504	62,135,898

Tax reclassification	(9,914)	(2,530,320)	(9,914)	(2,530,320)	(13,504)	(2,386,540)	(13,504)	(2,386,540)

Total	12,508,901	-	-	58,078,007	16,047,092	-	-	59,749,358

20

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense shown in the following table is based on taxable income:

Description	2005	2004
	ThCh$	ThCh$

Current tax expense before tax benefits (income tax 17%)	17,924,638	24,713,123
Current tax expense (article 21 single tax at 35%)	43,522	29,474
Current tax expense (first category tax in the nature of a single income tax)	335,298	32,015,941
Tax expense adjustment (previous period)	86,962	217,959

Income tax subtotal	18,390,420	56,976,497

- Current period’s deferred taxes	(3,335,624)	(5,916,039)
- Tax benefits from tax loss carry forwards	(432,432)	(1,321,096)
- Effect of amortization of deferred assets and liabilities complementary accounts	10,089,157	11,834,802

Deferred tax subtotal	6,321,101	4,597,667

Total expense tax	24,711,521	61,574,164

21

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2005	2004
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement	13,503,496	200,788,529
Deferred union contract bonus (a)	1,779,298	2,299,888
Deferred exchange insurance premiums	195,550	581,484
Telephone directories for connection program	4,087,800	2,727,821
Deferred higher bond discount rate (note 25)	54,671	2,133,290
Deferred disbursements for placement of bonds (note 25)	404,918	1,376,089
Commercial paper issuance costs (note 25)	217,833	305,864
Deferred disbursements for foreign financing proceeds (b)	596,954	717,703
Exchange difference insurance receivable (net of partial liquidations)	4,359,219	5,984,271
Deferred staff severance indemnities charges (c)	1,018,801	-
Others	840,010	541,382

Total	27,058,550	217,456,321

(a)	During June 2002, the Company signed a 2-year collective agreement with employees (3 years for employees of Telefónica Móvil) granting them, among other benefits, a special signing bonus. That bonus was paid between June and July 2002. The total benefit amounts to ThCh$ 2,494,544 (historical) and is being deferred using the straight-line method over the term of the respective union contracts.

Between November and December 2003, the Company negotiated a 32-month and 36-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid in November and December 2003. The total benefit of ThCh$ 3,425,245 (historical), was deferred using the straight-line method over the term of the union agreement.

The long-term portion is shown under “Other Long-term” (Note 14).

(b)	This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis, as described in Note 3, and for the concept of loans to employees as indicated in Note 14.

22

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
(Translation of financial statements originally issued in Spanish)

9. Information regarding purchase commitment and sales commitment transactions (agreements):

Code	Dates		Counterparty	Original	Subscription	Rate	Final Value	Instrument	Book Value

	Inception	End		currency	value ThCh$		ThCh$	Identification	ThCh$

CRV	Sep 26, 2005	Oct 05, 2005	Banco de Créditos e Inversiones ( BCI )		$2,800,000	0.33%	2,802,772	BCP800708	2,801,232
CRV	Sep 29, 2005	Oct 07, 2005	HSBC Bank		$966,294	0.44%	967,428	BCP0800708	966,436
CRV	Sep 30, 2005	Oct 07, 2005	HSBC Bank		$2,171,588	0.35%	2,173,362	BCP800708	2,171,588
CRV	Sep 27, 2005	Oct 11, 2005	Banco de Créditos e Inversiones ( BCI )		$2,071,507	0.33%	2,074,697	BCP800907	2,072,190
CRV	Sep 27, 2005	Oct 11, 2005	Banco de Créditos e Inversiones ( BCI )		$628,493	0.33%	629,461	BCP800907	628,701
CRV	Sep 28, 2005	Oct 11, 2005	Banco de Chile		$64,713	0.33%	64,805	PDBC051125	64,727
CRV	Sep 27, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	572,896	0.32%	573,324	PRC7B0393	573,080
CRV	Sep 27, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	197,527	0.32%	197,674	PRC1D0797	197,590
CRV	Sep 27, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	13,393	0.32%	13,403	PRC1D0296	13,397
CRV	Sep 27, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	11,576	0.32%	11,585	PRC5C0894	11,580
CRV	Sep 27, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	4,608	0.32%	4,611	PRC5B0994	4,609
CRV	Sep 28, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	1,017,242	0.32%	1,017,893	BCU0500907	1,017,459
CRV	Sep 28, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	436,291	0.32%	436,570	CERO010408	436,384
CRV	Sep 28, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	44,184	0.32%	44,212	CERO010412	44,193
CRV	Sep 28, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	372	0.32%	372	CERO010808	372
CRV	Sep 28, 2005	Oct 04, 2005	Banco del Estado de Chile	UF	1,912	0.32%	1,913	CERO011108	1,912
CRV	Sep 29, 2005	Oct 07, 2005	HSBC Bank	UF	33,706	0.44%	33,746	CERO010808	33,711
CRV	Sep 30, 2005	Oct 07, 2005	HSBC Bank	UF	28,412	0.35%	28,435	CERO010111	28,412
CRV	Sep 27, 2005	Oct 11, 2005	Banco Santander Santiago	USD	1,000,000	0.32%	1,001,493	BCD0500108	1,000,320
CRV	Sep 28, 2005	Oct 11, 2005	Banco de Chile	USD	275,306	0.33%	275,699	PRD04C0102	275,366
CRV	Sep 28, 2005	Oct 11, 2005	Banco de Chile	USD	552,372	0.33%	553,162	PRD04C1201	552,494
CRV	Sep 28, 2005	Oct 11, 2005	Banco de Chile	USD	552,372	0.33%	553,162	PRD04D1201	552,494
CRV	Sep 28, 2005	Oct 11, 2005	Banco de Chile	USD	55,236	0.33%	55,317	PRD04B1201	55,249

			Totals		13,500,000		13,515,096		13,503,496

CRV= Purchases under agreements to resell.

23

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2005		2004

Description	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	26,973,405	-	26,970,977

Building and improvements	83,814,027	194,740,631	80,095,636	194,141,180

Machinery and equipment	2,126,746,806	3,199,969,517	1,989,467,798	3,179,341,948
Central office telephone equipment	1,007,210,583	1,255,753,514	944,013,225	1,240,887,353
External plant	787,331,577	1,481,999,101	735,283,397	1,473,983,351
Subscribers’ equipment	296,531,594	425,370,400	275,072,230	427,375,886
General equipment	35,673,052	36,846,502	35,098,946	37,095,358

Other Property, Plant and Equipment	151,230,799	247,625,760	142,318,902	259,043,773
Office furniture and equipment	79,121,608	106,504,937	77,085,965	107,984,480
Projects, work in progress and their materials (2)	-	46,922,894	-	55,701,840
Leased assets (1)	57,563	499,339	3,994,709	5,336,760
Property, plant and equipment temporarily out of service	10,386,329	11,666,292	12,814,328	20,193,215
Software	60,781,730	80,909,090	47,604,806	68,784,900
Other	883,569	1,123,208	819,094	1,042,578

Technical revaluation Circular 550	10,830,808	9,637,400	10,884,136	9,668,570

Total	2,372,622,440	3,678,946,713	2,222,766,472	3,669,166,448

(1) As of September 2005, this item includes mainly the ThCh$ 486,973 gross value of buildings with accumulated depreciation of ThCh$ 52,545.

(2) Up to December 31, 2002, works in progress included capitalization of financing cost of loans related to its financing, as per Technical Bulletin No. 31 of the Chilean Association of Accountants, thus, the gross property, plant and equipment balance includes interest in the amount of ThCh$ 188,274,458. Accumulated depreciation for this interest amounts to ThCh$ 119,681,520 and ThCh$ 106,217,449 for 2005 and 2004, respectively.

A depreciation charge for the period amounting to ThCh$ 140,712,326 and ThCh$ 178,214,103 for 2005 and 2004, respectively, was recorded as operating cost, and a depreciation charge of ThCh$ 5,098,125 for 2005 and ThCh$ 3,062,952 for 2004 as administration and selling cost. Depreciation of property, plant and equipment that is temporarily out of service is made up mainly of telephone equipment under repair and incurred depreciation amounting toThCh$ 2,132,251 and ThCh$ 3,012,783 in 2005 and 2004, which is classified under “Other Non-operating Expenses”.

The detail by item of the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
			equipment	equipment
Description			2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(500,685)	-	(500,685)	(500,685)
Building and improvements	(876,796)	(3,927,701)	(4,804,497)	(4,804,497)
Machinery and equipment	184,073	14,758,509	14,942,582	14,973,752

Total	(1,193,408)	10,830,808	9,637,400	9,668,570

Depreciation of the technical reappraisal surplus for the period of ThCh$(15,853) and ThCh$40,621 for 2005 and 2004, respectively.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 1,038,539,973 in 2005 and ThCh$ 868,634,900 in 2004, which include ThCh$ 12,094,179 and ThCh$ 12,516,111, respectively, from the reappraisals mentioned in Circular N°550.

24

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

11. Investments in Related Companies:

The detail of investments in related companies is as follows:

			Currency		Percentage		Equity		Net income (loss)		Equity in income (loss)		Investment		Investment
		Country of	controlling the	Number of	participation		of the companies		of the companies		of the investment		value		book value

Taxp. No.	Company	origin	investment	shares	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular participación S.A. (2)	Brazil	Dollar	48,950,000	2.61	2.61	148,792,584	172,594,539	2,408,174	58,503	62,853	1,528	3,883,486	4,504,717	3,883,486	4,504,717
96,895,220-K	Atento Chile S.A.	Chile	Pesos	3,049,998	28.84	28.84	14,688,431	11,798,298	3,766,640	1,257,838	1,086,300	362,758	4,236,146	3,402,628	4,236,146	3,402,628
96,922,950-1	Empresa de Tarjetas Inteligentes S.A. (3)	Chile	Pesos	298,815	20.00	20.00	12,091	409,844	(162,550)	(39,841)	(32,510)	(7,968)	-	81,969	-	81,969
93,541,000-2	Impresora y Comercial Publiguías S.A. (1)	Chile	Pesos	-	-	9.00	-	-	-	-	-	(79,861)	-	-	-	-

	Totals												8,119,632	7,989,314	8,119,632	7,989,314

(1)	On April 26, 2004, Compañía de Telecomuniciones de Chile S.A. sold its 9% holding in Impresora y Comercial Publiguías S.A., to Telefónica Publicidad e Información S.A.. The selling price was US$ 14,760,000, equivalent to Ch$ 9,256 million, with a gain after taxes of Ch$ 5,073 million.

(2)	The Company records its investment in TBS Celular using the equity method since it exercises significant influence through the business group to which it belongs, as established in paragraph No. 4 of Circular 1179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular 1697. Although Telefónica CTC Chile only has a 2.61% direct participation in TBS Celular, its Parent Company, Telefónica España directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that company.

(3)	The Extraordinary Shareholders’ Meeting agreed to the dissolution of Empresa de Tarjetas Inteligentes S.A. During September 2005 the Chilean Internal Revenue Service authorized the closing of this company.

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

25

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

12. Goodwill:

The detail of goodwill is as follows:

			2005		2004
			Amount	Balance of	Amount	Balance of
			amortized	Goodwill	amortized	Goodwill
Taxpayer No.	Company	Year	in the period		in the period
			ended		ended
			September 30		September 30
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular participación S.A.	2001	137,888	2,503,704	138,419	2,688,068
96,887,420-9	Globus 120 S.A.	1998	850,714	14,849,751	854,000	15,987,211
78,703,410-1	Tecnonáutica S.A.	1999	112,569	790,457	113,047	941,096
96,786,140-5	Telefónica Móvil de Chile S.A. (a)	1997	-	-	142,998,189	-
96,834,320-3	Telefónica Internet Empresas S.A.	1999	69,527	488,215	69,813	581,184
96,811,570-7	Telepeajes S.A.	2001	-	-	30,669	10,184

	Total		1,170,698	18,632,127	144,204,137	20,207,743

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return of investment.

(a)	As indicated in Note 2d) No. 1 with the sale of this subsidiary on July 23, 2004, the Company performed extraordinary amortization of the remaining goodwill on that investment as of September 30, 2004 of ThCh$ 137,491,070.

26

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

13. Intangibles:

The detail of Intangibles is as follows:

Description	2005	2004
	ThCh$	ThCh$

Underwater cable rights (gross)	35,574,207	32,321,322
Accumulated amortization, previous period	(5,085,543)	(3,438,984)
Amortization for the period	(1,284,110)	(1,266,321)
Licenses (Software) (gross)	11,373,999	3,462,741
Accumulated amortization, previous period	(1,905,109)	(963,752)
Amortization for the period	(1,801,683)	(697,828)

Total Net Intangibles	36,871,761	29,417,178

14. Other (from Other Assets):

The detail of Other is as follows:

Description	2005	2004
	ThCh$	ThCh$

Deferred disbursement for obtaining external financing (see note 8b) (a)	1,092,363	951,264
Deferred union contract bonus (see note 8a)	86,964	1,783,529
Bond issue expenses (see note 25)	27,914	722,983
Bond discount (see note 25)	186,176	253,846
Deferred forward contract premiums	-	54,918
Securities deposits	136,062	151,563
Deferred charge due to change in actuarial estimations (b)	7,421,354	-
Deferred staff severance indemnities (c)	4,778,287	-
Others	33,678	157,612

Total	13,762,798	4,075,715

(a)	This amount corresponds to the cost (net of amortizations) of the mandatory reserve paid to the Chilean Central Bank and disbursements incurred for foreign loans obtained by the Company, to finance its investment plan.

(b)	In light of the new contractual conditions derived from the organizational evolution experienced by the Company, there have been a series of studies that allowed, beginning in 2004, the modification of the variable for future permanence of employees within the basis for calculating staff severance indemnities. After concluding these studies, in 2005 other estimations were incorporated such as mortality of employees and salary increases, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants.

The difference at the beginning of the year as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized during the years of average future permanence remaining for the employees that will receive the benefit (see note 2s).

(c)	In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based, among other aspects, on the accrued balances of staff severance indemnities when they were granted.

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

27

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

15. Short -term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$		U.F.		Ch$		TOTAL

Taxp. No.	Short-term	2005	2004	2005	2004	2005	2004	2005	2004

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
97,030,000-7	BANCO ESTADO	-	-	-	-	-	9,627,051	-	9,627,051
97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	-	-	-	10,287,135	-	10,287,135

	Total	-	-	-	-	-	19,914,186	-	19,914,186

	Outstanding principal	-	-	-	-	-	19,673,438	-	19,673,438

	Average annual interest rate	-	-	-	-	-	2.98%	-	2.98%

	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	576,584	458,038	-	-	576,584	458,038
Foreign	CALYON NEW YORK BRANCH Y OTROS	101,606	-	-	-	-	-	101,606	-
97,008,000-7	CITIBANK	470,106	-	-	-	-	-	470,106	-
Foreign	ABN AMRO BANK	16,713,211	1,287,036	-	-	-	-	16,713,211	1,287,036
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	-	141,825,762	-	-	-	-	-	141,825,762

	Total	17,284,923	143,112,798	576,584	458,038	-	-	17,861,507	143,570,836

	Outstanding principal	15,876,000	141,116,608	-	-	-	-	15,876,000	141,116,608

	Average annual interest rate	4.67%	2.38%	1.95%	1.55%	-	-	4.58%	2.38%

Percentage of obligations in foreign currency:	96.77%	for	2005	and	87.54%	for	2004
Percentage of obligations in local currency:	3.23%	for	2005	and	12.46%	for	2004

28

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16 Long-term obligations with banks and financial institutions :

Long-term obligations with banks and financial institutions:

		Currency	Years to maturity for long-term portion			Long-term	Average	Long-term

		or				portion	annual	portion
		Indexation				as of	interest	as of
	Bank or Financial	Index	1 to 2	2 to 3	3 to 5	Sep 30, 2005	rate %	Sep. 30, 2004
Taxp. No.	Institution

			ThCh$	ThCh$	ThCh$	ThCh$		ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH Y OTROS (1)	US$	-	-	105,840,000	105,840,000	Libor + 0,40%	-
97,008,000-7	CITIBANK	US$	-	-	79,380,000	79,380,000	Libor + 0,35%	-
Foreign	ABN AMRO BANK (2)	US$	31,752,000	31,752,000	-	63,504,000	Libor + 1,125%	188,155,478

	SUBTOTAL		31,752,000	31,752,000	185,220,000	248,724,000	4.34%	188,155,478

	LOANS IN UNIDADES DE FOMENTO

97,015,000-5	BANCO SANTANDER SANTIAGO (3)	UF	-	-	62,985,926	62,985,926	Tab 360 + 0,426%	62,948,419

	TOTAL		31,752,000	31,752,000	248,205,926	311,709,926	3.86%	251,103,897

Percentage of obligations in foreign currency:	79.79%	for	2005	and	74,93%	for 2004
Percentage of obligations in local currency:	20.21%	for	2005	and	25,07%	for 2004

(1)	In December 2004, the Company renegotiated this loan, extending its due date from January and August 2005 to December 2009, in addition to changing the agent bank.
(2)	In April 2003, the Company renegotiated this loan, extending its maturity date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A..
(3)	In April 2005, the Company renegotiated this loan, extending its maturity date from April 2008 to April 2010 and reduce the interest rate to TAB 360 + 0.426%

29

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

17. Obligations with the Public:

a) Commercial paper:

On January 27, 2003, Telefónica CTC Chile registered a commercial paper line in the securities registry, the inspection number of which is 5. The maximum amount of the line is ThCh$ 35,000,000, and placements charged to this line may not exceed that amount. The term of this line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these commercial papers.

On May 12, 2004, there was a placement in two series (C and D) for ThCh$ 35,000,000 of the same type of financial instrument. The placement agent was Santander Investment S.A.

On January 18, 2005, Series E of the same type and instrument were placed in the amount of ThCh$ 12,000,000. The placement agent was Inversiones Boston Corredores de Bolsa.

On April 27, 2005 a Series F placement of the same type of instrument was made in the amount of ThCh$ 23,000,000. The placement agent was Scotiabank Sudamericano Corredores de Bolsa.

The details of these transactions are described below:

			Bond
Registration or		Current	readjustment unit			Accounting value
identification		nominal		Interest	Final			Placement

number of the	Series	amount		rate	Maturity			in Chile or
instrument		placed		%		2005	2004	abroad
		ThCh$	ThCh$			ThCh$	ThCh$

Short-term
commercial paper

005	C	17,500,000	Ch$ non-adjustable	0.2257	Apr 5, 2005	-	17,793,995	Chile

005	D	17,500,000	Ch$ non-adjustable	0.2286	May 5, 2005	-	17,751,377	Chile

005	E	12,000,000	Ch$ non-adjustable	0.3100	Oct 13, 2005	11,984,314	-	Chile

015	F	23,000,000	Ch$ non-adjustable	0.4100	Mar 28, 2006	22,463,646	-	Chile

				Total		34,447,960	35,545,372

30

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

17. Obligations with the Public , continued :

b) Bonds

The detail of obligations with the public for bond issues, classified as short and long-term is as follows:

Registration number		Nominal Amount	Readjustment	Nominal annual		Frequency		Par value		Placement

or identification of		of	unit	interest	Final	Interest		2005	2004	in Chile
the instrument	Series	issue	for bond	rate	maturity	payment	Amortizations	ThCh$	ThCh$	or abroad

				%
Short-term portion of long-term bonds
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,649,274	1,683,156	Chile
203.23.04.98	K (a)	-	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	-	1,250,295	Chile

Issued in New York	Yankee Bonds (b)	49,603,000	US$	7.625	Jul.2006	Semi-annual	Maturity	26,678,018	2,547,187	Abroad
Issued in New York	Yankee Bonds (c)	156,440,000	US$	8.375	Jan.2006	Semi-annual	Maturity	84,540,682	1,832,013	Abroad

							Total	112,867,974	7,312,651

Long-term bonds
143.27.06.91	F	714,286	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	12,655,408	13,912,650	Chile
203.23.04.98	K (a)	-	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	-	70,023,175	Chile

Issued in New York	Yankee Bonds (b)	-	US$	7.625	Jul.2006	Semi-annual	Maturity	-	117,713,202	Abroad
Issued in New York	Yankee Bonds (c)	-	US$	8.375	Jan.2006	Semi-annual	Maturity	-	125,436,985	Abroad

							Total	12,655,408	327,086,012

31

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

17. Obligations with the Public, continued:

b) Bonds, continued:

a) During December 2004, and as stated in the sixth clause, letter K of the Bond Issuance Agreement, Telefónica CTC Chile decided to exercise the advanced redemption option of all the Bonds of this series. The amount of the redemption of this issuance is U.F. 3,992,424 plus interest accrued as of February 15, 2005, the effective date of the redemption. This has meant recognizing in income the balances pending amortization for "Bond issue expenses" and "Bond discount", reducing the term to the advanced redemption date. As of September 30, 2005 the extraordinary effects from these amortizations on total income amount to ThCh$ 539,000 (included in Financial Expenses).

b) Starting May 2003 and until December of that same year, Telefónica CTC Chile, partially repurchased US$ 12.3 million of its placement denominated in the same currency. This repurchase was carried out at an average of 111.05% of par value, which meant a payment of US$ 13.68 million, plus accrued interest as of that date on the nominal amount of the repurchase. During November and December 2004, Telefónica CTC Chile made a tender offer for the dollar issuances, and as a result, the Company repurchased US$ 138,082,000 during those two months. This operation was carried out paying an average price of 107.0 % of the par value. The partial repurchase of this series resulted in the Company recognizing extraordinary proportional amortization of the balances corresponding to "Bond issue expenses" and "Bond discount", as well as on payment of the repurchase. The net of these three effects of ThCh$ 6,631,649 (historic) was charged to the financial expenses for the period.

c) During November and December 2004, Telefónica CTC Chile made a tender offer to repurchase dollars issuances. and as a result the Company repurchased US$ 43,560,000. This operation was carried out at a price of 105.356% of par value. The partial repurchase of this series meant recognizing extraordinary amortizations proportional to the balances corresponding to "Bond issue expenses", "Bond discount", as well as on payment of the repurchase.The net of these three effects of ThCh$ 1,461,539 (historic) was charged to financial expenses for the period.

32

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

18. Provisions and Write-offs:

The detail of provisions and write-offs shown in liabilities is as follows:

		2005	2004
		ThCh$	ThCh$

Current
Staff severance indemnities		367,466	107,748
Vacation		3,867,318	2,950,757
Other employee benefits (a)		7,373,795	6,655,243
Employee benefit advances		(2,704,378)	(3,035,231)

	Sub-Totals	8,904,201	6,678,517

Long-term
Staff severance indemnities		34,821,893	19,629,734

	Total	43,726,094	26,308,251

(a) Includes provisions for the Independence they bonus, Christmas bonus, bonus guaranteed under the current union contract, and miscellaneous.

During 2005, there was bad debt write-offs of ThCh$ 32,283,372, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2005	2004
	ThCh$	ThCh$

Operating costs and administrative and selling expenses	3,363,424	3,468,017
Other non-operating expenses	-	3,284,663

Total	3,363,424	6,752,680

Payments and other changes in the period (a)	2,203,643	(7,116,925)

(a) Includes the effect of the ThCh$ 3,648,704 increase in the provision due to a change in actuarial estimations of employees made in 2005 (see Note 3) and payments of ThCh$1,445,061.

20. Minority interest:

Minority interest recognizes the portion of equity and revenues of subsidiaries owned by third parties. The detail of 2005 and 2004, respectively, is as follows:

	Percentage		Participation		Participation
	Minority		in equity		in net income (loss)
	Interest
Subsidiaries
	2005	2004	2005	2004	2005	2004
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Administradora de Sistemas de Telepeajes de Chile S.A.	20.00	20,00	230,760	128,613	(19,470)	31,353
Telefónica Mundo S.A.	0.84	0,84	1,099,511	1,214,425	1,493	116,322
Fundación Telefónica	50.00	50,00	189,565	222,299	(49,299)	37,151
CTC Equipos y Servicios de Telecomunicaciones S.A.	0.0001	-	37	38	4	5

	Total		1,519,873	1,565,375	(67,272)	184,831

33

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21. Shareholders' Equity

During the periods ended September 30, 2005 and 2004, respectively, changes in shareholders' equity accounts are as follows:

		Reserve					Total
	Paid-in	equity	Other	Retained		Interim	shareholders'
	capital	indexation	reserves	earnings	Net income	dividend	equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2005

Balances as of December 31, 2004	880,977,537	-	(1,237,651)	48,806,351	311,628,674	(255,303,899)	984,871,012
Transfer of 2004 net income to retained earnings	-	-	-	311,628,674	(311,628,674)	-	-
Adjustment of foreign investment conversion reserve	-	-	(300,175)	-	-	-	(300,175)
Absorption of interim dividend	-	-	-	(255,303,899)	-	255,303,899	-
Final Dividend 2004	-	-	-	(56,324,775)	-	-	(56,324,775)
Interim Dividend	-	-	-	(48,806,351)	-	-	(48,806,351)
Price-level restatement	-	21,143,461	(29,704)	-	-	-	21,113,757
Net income	-	-	-	-	21,727,781	-	21,727,781

Balances as of September 30, 2005	880,977,537	21,143,461	(1,567,530)	-	21,727,781	-	922,281,249

2004

Balances as of December 31, 2003	859,490,281	-	(791,199)	421,404,583	10,133,882	-	1,290,237,547
Transfer of 2003 income to retained earnings	-	-	-	10,133,882	(10,133,882)	-	-
Adjustment of foreign investment conversion reserve	-	-	(29,889)	-	-	-	(29,889)
Final Dividend 2003	-	-	-	(3,062,903)	-	-	(3,062,903)
Final eventual dividend	-	-	-	(383,441,784)	-	-	(383,441,784)
Interim dividend 2004	-	-	-	-	-	(252,244,349)	(252,244,349)
Price-level restatement	-	16,330,315	(16,121)	5,789,769	-	(783,245)	21,320,718
Net income	-	-	-	-	324,372,126	-	324,372,126

Balances as of September 30, 2004	859,490,281	16,330,315	(837,209)	50,823,547	324,372,126	(253,027,594)	997,151,466

Restated balances as of September 30, 2005	885,300,293	16,820,705	(862,350)	52,349,750	334,112,839	(260,625,871)	1,027,095,366

34

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of September 30, 2005 the Company’s paid-in capital is as follows:

Number of shares:

	No. of subscribed	No. of paid shares	No. of shares with
Series	shares		voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital :

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	804,434,684	804,434,684
B	76,542,853	76,542,853

(b) Shareholder stratification:

As indicated in Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the stratification of shareholders by percentage shareholding in the Company as of September 30, 2005 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	56.60	2
Less than 10% holding:
Investment equal to or exceeding UF 200	42.61	1,771
Investment under UF 200	0.79	11,410

Total	100.00	13,183

Company controller	44.90	1

35

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

Considering the cash situation, levels of projected investment and the solid financial indicators for 2005 and following years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year, by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed in the year:

On April 15, 2004, the Annual General Shareholders’ Meeting approved a final dividend of (No. 164) Ch$ 3,20 per share equivalent to ThCh $ 3,062,903, with a charge to net income for 2003. The dividend was paid on May 7, 2004.

Additionally, during July 2004 the following dividend distribution was agreed:
- On June 14, 2004, the Board of Directors of the Company agreed to pay shareholders’ an interim dividend, charged to 2004 net income.
- In turn, the Extraordinary Shareholders’ Meeting of July 15, 2004, approved the sale of subsidiary Telefónica Móvil de Chile S.A., and distribution of a final dividend charged to retained earnings as of December 31, 2003.

Both dividends, in the amount of US$ 800 million, were subject to materialization of the sale of all the shares of Telefónica Móvil de Chile S.A., which would occur if Telefónica Móviles S.A, accepted the proposal of the Extraordinary Shareholders’ Meeting, which implied that it would assume responsibility for the taxes arising at of the sale operation, which amounted to US$ 51 million.

On July 23, 2004, the contract for the sale of the shares of the former subsidiary Telefónica Móvil de Chile S.A. was signed. Therefore, on August 31, 2004, the Company paid the approved dividends relating to the sale of its subsidiary. The dividends are analyzed in the following manner:

  Dividend No. 165, with a charge to retained earnings of ThCh$ 383,441,784.
  Dividend No. 166, in the nature of an interim dividend of ThCh$ 127,813,928, with a charge to 2004 net income.

In the context of the modification of the dividend policy approved in September 2004, the Board agreed to distribute interim dividend (No. 167) with a charge to 2004 net income of Ch$130 per share, which amounts to ThCh$ 124,430,423 and was paid on November 4, 2004.

On April 14, 2005, the Extraordinary Shareholders’ Meeting approved the payment of a final dividend (No. 168) of Ch$ 58.84591 per share with a charge to net income for 2004 equivalent to ThCh$ 56,324,775. Likewise, it approved payment of a provisional dividend (No. 169) of Ch$ 50.99095 pesos per share, with a charge to retained earnings as of December 2004 equivalent to ThCh$ 48,806,351. Both dividends were paid on May 30, 2005.

36

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

21. Shareholders’ Equity, continued:

(d) Other reserves:

Other Reserves include the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount
				Net
	Company	December 31, 2004	Price-level	Movement	Balance as of
		ThCh$	restatement	ThCh$	September 30, 2005
			ThCh$		ThCh$

Foreign	TBS Celular Participación S.A. (1)	(1,237,651)	(29,704)	(300,175)	(1,567,530)

	Total	(1,237,651)	(29,704)	(300,175)	(1,567,530)

37

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The breakdown of other non-operating income is as follows:

Other Income	2005	2004
	ThCh$	ThCh$

Fines levied on suppliers and indemnities	-	131,579
Proceeds from sale of used equipment	985,870	703,646
Sales of promotional material	-	104,111
Real estate rental	253,790	131,144
Proceeds from sale of Publiguías	-	6,657,769
Proceeds from sale of Telefónica Móvil de Chile S.A.	-	476,026,180
Gain on sale Intelsat	625,816	-
Accruals for lower market value of New Skies Satellites	-	229,092
Others	332,986	1,869,298

Total	2,198,462	485,852,819

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2005	2004
	ThCh$	ThCh$

Lawsuit indemnities and other provisions	1,051,118	1,175,633
Depreciation and retirement of out-of-service property, plant and equipment (1)	2,132,251	3,012,783
Withdrawal of out-of-service property, plant and equipment	1,066,465	-
Unrecovered VAT tax credit	971,456	-
Lower market value provision	87,708	-
Restructuring costs	-	3,284,663
Other	706,908	548,578

Total	6,015,906	8,021,657

(1) As of September 2005 this item is mainly composed of depreciation of telephone equipment maintained in stock for replacement of lines in service. In 2004, it -includes depreciation of the La Serena Cable TV network (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

38

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Inventory	I.P.C.	62,404	119,876
Prepaid expenses	I.P.C.	4,587	3,414
Prepaid expenses	U.F.	(9,473)	(31,031)
Other current assets	I.P.C.	(27,510)	339,705
Other current assets	U.F.	(142,594)	(4,019,722)
Short and long-term deferred taxes	I.P.C.	2,948,639	2,605,539
Property, plant and equipment	I.P.C.	33,304,206	31,718,307
Investments in related companies	I.P.C.	175,311	101,770
Goodwill	I.P.C.	464,129	1,534,180
Long-term receivables	U.F.	(1,890,226)	(194,586)
Long-term receivables	I.P.C.	196,094	184,248
Other long-term assets	I.P.C.	999,053	636,132
Other long-term assets	U.F.	7,314	33,794
Expense accounts	I.P.C.	6,229,069	5,913,110

Total (Charges) Credits		42,321,003	38,944,736

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2005	2004
		ThCh$	ThCh$

Short-term obligations	I.P.C.	-	(9,547)
Short-term obligations	U.F.	(7,107,727)	(4,021,422)
Long-term obligations	I.P.C.	(12,222)	(215,817)
Long-term obligations	U.F.	(4,858,736)	(2,407,165)
Shareholders’ equity	I.P.C.	(21,113,757)	(21,960,969)
Revenue accounts	I.P.C.	(10,176,773)	(12,674,149)

Total Credits (Charges)		(43,269,215)	(41,289,069)

(Loss) Gain from price-level restatement, net	(948,212)	(2,344,333)

39

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

24. Foreign currency translation:

The detail of foreign exchange gain (loss) is as follows:

Assets (Charges) Credits	Currency	2005	2004
		ThCh$	ThCh$

Inventories	US$	(511,687)	-
Current assets	US$	5,886,732	25,306,023
Current assets	EURO	(7,748)	3,877,178
Current assets	BRAZILIAN REAL	(25,998)	-
Long-term receivables	US$	5,884,400	5,363,258
Other long-term assets	US$	6,258	109,758
Other long-term assets	EURO	-	73

Total Credits		11,231,957	34,656,290

Liabilities (Charges) Credits	Currency	2005 ThCh$	2004 ThCh$

Short-term obligations	US$	(960,137)	377,053
Short-term obligations	EURO	222	(3,778,231)
Short-term obligations	BRAZILIAN REAL	17,181	-
Long-term obligations	US$	(8,910,854)	(17,386,123)

Total Charges		(9,853,588)	(20,787,301)

Foreign currency translation, net	1,378,369	13,868,989

40

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

25. Issuance and placement of shares and debt expense:

The detail of this item is as follows:

		Short-term		Long-term

		2005	2004	2005	2004
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		404,918	1,376,089	27,914	722,983
Discount on debt		54,671	2,133,290	186,176	253,846
Commercial paper issuance expense		217,833	305,864	-	-

	Total	677,422	3,815,243	214,090	976,829

These items are classified under Other Current Assets and Other Long-term Assets, as applicable and are amortized over the term of the respective obligations, as described in Note 17 “Obligations with the Public”.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which commit future cash flows are as follows:

a)	Financing activities: Financing activities that commit future cash flows are as follows:

Obligations with banks and financial institutions              - see Notes No. 15 and 16
Obligations with the public - see Notes No. 17

b)	Investing activities: Investing activities that commit future cash flows are as follows:

	Maturity	ThCh$

PRD	2005	4,356,598
Zero	2005	18,200,305
BCD	2005	4,610,186
BCD	2007	14,193,741

c) Cash and cash equivalents:

	2005	2004
	ThCh$	ThCh$

Cash	8,664,013	6,755,966
Time deposits	3,094,847	167,180,438
Mutual funds	-	447,288
Marketable securities (less than 90 days to maturity)	542,375	-
Other current assets	13,503,496	200,788,529

Total	25,804,731	375,172,221

41

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

27. Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF	TYPE OF	DESCRIPTION OF CONTRACT						VALUE	AFFECTED ACCOUNTS
DERIVATIVE	CONTRACT							OF

		CONTRACT VALUE	MATURITY OR EXPIR.	SPECIFIC ITEM	PURCHASE SALE POSITION	HEDGED ITEM OR TRANSACTION		HEDGED ITEM ThCh$	ASSET / LIABILITY		EFFECT ON INCOME

						NAME	AMOUNT		NAME	AMOUNT ThCh$	REALIZED	UNREALIZED ThCh$

FR	CI	60,000,000	IV Quarter 2005	Exchange rate	C	Oblig.in US$	60,000,000	31,752,000	asset	31,752,000	(2,659,664)	-
									liabilities	(36,190,416)
FR	CI	19,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	19,000,000	10,054,800	asset	10,054,800	(1,205,666)	-
									liabilities	(11,747,324)

FR	CCPE	164,700,000	IV Quarter 2005	Exchange rate	C	Oblig.in US$	164,700,000	87,159,240	asset	87,159,240	(10,137,363)	-
									liabilities	(97,473,931)
FR	CCPE	24,300,000	I Quarter 2006	Exchange rate	C	Oblig.in US$	24,300,000	12,859,560	asset	12,859,560	(1,515,569)	-
									liabilities	(14,323,920)
FR	CCPE	20,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	20,000,000	10,584,000	asset	10,584,000	(570,220)	-
									liabilities	(10,897,358)

FR	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig.in US$	150,000,000	79,380,000	asset	79,380,000	(7,897,160)	-
									liabilities	(87,277,160)
FR	CCPE	200,000,000	II Quarter 2009	Exchange rate	C	Oblig.in US$	200,000,000	105,840,000	asset	105,840,000	(11,455,404)	-
									liabilities	(118,864,605)

FR	CI	16,500,000	IV Quarter 2005	Exchange rate	C	Oblig.in US$	16,500,000	8,731,800	asset	8,731,800	(630,535)	-
									liabilities	(9,382,880)

FR	CCPE	100,000,000	IV Quarter 2005	Exchange rate	C	Oblig.in US$	100,000,000	52,920,000	asset	52,920,000	(2,820,000)	-
									liabilities	(56,587,356)
FR	CCPE	6,000,000	III Quarter 2006	Exchange rate	C	Oblig.in US$	6,000,000	3,175,200	asset	3,175,200	(169,200)	-
									liabilities	(3,467,078)

FR	CI	67,696,741	IV Quarter 2005	Exchange rate	V	Oblig.in US$	67,696,741	38,063,413	asset	38,063,413	2,137,522	-
									liabilities	(35,821,082)
FR	CI	1,421,965	IV Quarter 2005	Exchange rate	V	Oblig.in US$	1,421,965	25,193,742	asset	25,193,742	1,882,797	-
									liabilities	(23,212,313)

FR	CI	1,061,127	IV Quarter 2005	Exchange rate	V	Oblig.in US$	1,061,127	263,298	asset	263,298	19,496	-
									liabilities	(218,470)
FR	CI	353,709	IV Quarter 2005	Exchange rate	V	Oblig.in US$	353,709	87,766	asset	87,766	6,789	-
									liabilities	(72,373)

S	CCPE	150,000,000	III Quarter 2008	Interest rate	C	Oblig.in US$	150,000,000	-	asset	153,870	197,701	153,870

S	CCPE	200,000,000	II Quarter 2009	Interest rate	C	Oblig.in US$	200,000,000	-	asset	14,329	(68,563)	14,329

Deferred income for exchange forward contracts									liabilities	(821,193)	2,567,058	1,389,123
Deferred costs for exchange insurance									asset	195,550	(772,616)	(396,294)
Exchange forward contracts expensed during the period ( net )											4,455,182

						Total					(28,635,415)	1,161,028

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing transactions
S : Swap	CCTE: Hedge contract for anticipated transactions
CI: Investment hedge contract

42

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

28. Contingencies and restrictions:

a) Lawsuits:

(i)      Claims presented by VTR Telefónica S.A.:

On September 30, 2000, VTR Telefónica S.A. filed an ordinary suit for the collection of access charges in the amount of ThCh$ 2,500,000, based on the differences that would originate from the lowering of access charges rate due to Rate Decree No.187 of Telefónica CTC Chile. The initial sentence accepted VTR’s claim and the compensation alleged by Telefónica CTC Chile. The Company filed a motion to vacate and appeal, which is currently underway.

(ii)      Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, among others, there are labor proceedings involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various occasions, the Supreme Court has reviewed the sentences handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, who in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. Of these lawsuits, to date, two have received a sentence favorable to the Company, rejecting the annulments.

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various concepts.

In the opinion of Management and internal legal counsel, the risk that the Company will be required to pay indemnities in the amount claimed in the previously mentioned lawsuits, in addition to other civil and labor suits in which the Company is the defendant, is remote. Management considers it unlikely that the Company’s income and equity will be significantly affected by these loss contingencies. As a consequence, no provision has been established in relation to the indemnities claimed. Consequently provisions have been established in relation to the indemnities claimed.

(iii)      Other contingencies; Lawsuit against the Government:

On October 31, 2001,Telefónica CTC Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the administrative recourse, determination which they arrived at after having “carefully evaluated, only the viability and timeliness of the petition made, considering the set of circumstances that concur in the problem stated and the prudence that must orient public actions”, to add that such rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Upon extinguishing the administrative instances to correct the errors and illegalities involved in the tariff setting process of 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the State of Chile for the sum of Ch$ 181,038,411,056, plus readjustments and interest, which covers past and future damages until May 2004.

The judicial process is currently at the stage of issuing a sentence.

43

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

28. Contingencies and restrictions, continued:

(iv) Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a forced compliance of contracts complaint with damage indemnity before the mixed arbitration court of Mr. Victor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175, in addition to costs incurred during the proceeding. Likewise, and on the same date, Manquehue Net filed a compliance with discounts complaint (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of a 700 services contract). After completion of the evidence period, on June 5, 2004 the arbiter called the parties together to pronounce a sentence.

On April 11, the Court notified the first instance sentence accepting the claim made by Telefónica CTC Chile condemning Manquehue to pay approximately Ch$ 452 million, and at the same time accepted Manquehue’s claim condemning Telefónica CTC Chile to pay 47,600 UF.

Telefónica CTC Chile filed an appeal for dismissal on the grounds of errors in the form in both cases; which are currently pending before the Court of Appeals of Santiago.

b) Financial restrictions:

In order to carry out its investment plans, the Company obtained financing in the local and foreign market (notes 15, 16 and 17), which established among others: maximum debt that the Company may have, interest and cash flows coverage.

The maximum debt ratio for these contracts is 1.50, whereas the interest coverage ratio cannot be less than 4.00 and lastly the cash flow ratio must be equal to or greater than 0.166.

Non-compliance with these clauses implies that all the obligations included in these financing contracts will be considered as due.

As of September 30, 2005 the Company complies with all the financial restrictions.

29. Third party guarantees:

The Company has not received any guarantees from third parties.

44

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2005	2004
		ThCh$	ThCh$

Total current assets:		292,252,949	676,208,391

Cash	Non-indexed Ch$	5,357,432	5,991,277
	Dollars	3,258,537	714,426
	Euros	48,044	50,263
Time deposits	Indexed Ch$	284,767	147,549,550
	Non-indexed Ch$	2,810,080	-
	Dollars	-	19,630,888
Marketable securities	Indexed Ch$	-	447,288
	Dollars	41,360,830	24,631,153
Notes and accounts receivable (a)	Indexed Ch$	-	15,742,342
	Non-indexed Ch$	161,058,094	174,211,477
	Dollars	6,667,404	14,833,091
Due from related companies	Non-indexed Ch$	16,683,134	12,998,473
	Dollars	2,352,006	13,119,710
Other current assets (b)	Indexed Ch$	17,330,985	31,253,086
	Non-indexed Ch$	32,176,594	208,022,998
	Dollars	2,821,263	7,012,369
	Brazilian Real	43,779	-

Total property, plant and equipment :		1,306,324,273	1,446,399,976
Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,306,324,273	1,446,399,976

Total other long-term assets		92,022,709	80,920,583
Investment in related companies	Indexed Ch$	8,119,632	7,989,314
Investment in other companies	Indexed Ch$	4,045	4,045
Goodwill	Indexed Ch$	18,632,127	20,207,743
Other long-term assets (c)	Indexed Ch$	62,402,414	42,879,629
	Non-indexed Ch$	2,864,491	9,121,786
	Dollars	-	718,066

Total assets		1,690,599,931	2,203,528,950

	Indexed Ch$	1,413,098,243	1,712,472,973
	Non-indexed Ch$	220,949,825	410,346,011
	Dollars	56,460,040	80,659,703
	Euros	48,044	50,263
	Brazilian Real	43,779	-

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts:Long-term Debtors, Intangibles, Accumulated amortization and Others.

45

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30. Local and foreign currency , continued

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

DESCRIPTION	Currency	2005		2004		2005		2004

			Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with banks
and financial institutions	Indexed Ch$	-	-	-	-	-	-	-	-
	Non-indexed Ch$	-	-	-	-	-	-	19,914,186	2.98
	Dollars	-	-	-	-	-	-	-	-

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	576,584	-	458,038	1.55	-	-	-	-
	Dollars	1,408,923	4.46	143,040,847	1.74	15,876,000	4.69	71,951	2.21

Obligations with the public (Commercial paper)	Non-indexed Ch$	11,984,314	3.72	-	-	22,463,646	4.92	35,545,372	2.27

Obligations with the public (Bonds payable)	Indexed Ch$	1,649,274	6.00	1,050,762	6.75	-	-	1,882,690	6.59
	Dollars	-	-	-	-	111,218,700	8.38	4,379,199	-
Long-term obligations maturing
within a year	Indexed Ch$	5,364	9.06	8,236	9.01	16,091	9.06	24,703	9.01

Due to related parties	Indexed Ch$	-	-	-	-	138,196	-	-	-
	Non-indexed Ch$	29,825,899	-	20,272,670	-	-	-	7,288,750	-
	Dollars	738,845	-	5,057,171	-	-	-	171,292	-

Other current liabilities (d)	Indexed Ch$	-	-	-	-	157,761	-	-	-
	Non-indexed Ch$	122,173,001	-	241,383,251	-	5,374,984	-	30,029,198	-
	Dollars	3,550,882	-	1,305,710	-	-	-	-	-

TOTAL CURRENT LIABILITIES		171,913,086		412,576,685		155,245,378		99,307,341

Subtotal by currency	Indexed Ch$	2,231,222		1,517,036		312,048		1,907,393
	Non-indexed Ch$	163,983,214		261,655,921		27,838,630		92,777,506
	Dollars	5,698,650		149,403,728		127,094,700		4,622,442

(d) Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

46

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30. Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2005		2005		2005		2005

			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and financial institutions	Indexed Ch$	-	-	62,985,926	1.95	-	-	-	-
	Dollars	63,504,000	4.69	185,220,000	4.22	-	-	-	-
Bonds payable	Indexed Ch$	2,531,080	6.00	2,531,080	6.00	7,593,248	6.00	-	-
Other long-term liabilities (e)	Indexed Ch$	12,196,138	-	7,852,174	-	19,638,914	-	19,270,478	-
	Non-indexed Ch$	9,812,717	-	477,823	-	9,276,115	-	36,750,652	-

TOTAL LONG-TERM LIABILITIES		88,043,935		259,067,003		36,508,277		56,021,130

Subtotal by currency	Indexed Ch$	14,727,218		73,369,180		27,232,162		19,270,478
	Non-indexed Ch$	9,812,717		477,823		9,276,115		36,750,652
	Dollars	63,504,000		185,220,000		-		-

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years

		2004		2004		2004		2004

			Average		Average		Average		Average
			annual		annual		annual		annual
			interest		interest		interest		interest
		Amount	rate	Amount	rate	Amount	rate	Amount	rate

		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES

Obligations with banks and financial institutions	Indexed Ch$	-	-	62,948,419	-	-	-	-	-
	Dollars	150,524,382	-	37,631,096	-	-	-	-	-
Bonds payable	Indexed Ch$	4,541,734	-	7,090,470	-	25,821,219	-	46,482,400	-
	Dollars	243,150,189	-	-	-	-	-	-	-
Other long-term liabilities (e)	Indexed Ch$	12,157,860	-	8,284,263	-	20,647,880	-	19,822,689	-
	Non-indexed Ch$	815,396	-	428,078	-	1,070,196	-	21,567,912	-

TOTAL LONG-TERM LIABILITIES		411,189,561		116,382,326		47,539,295		87,873,001

Subtotal by currency	Indexed Ch$	16,699,594		78,323,152		46,469,099		66,305,089
	Non-indexed Ch$	815,396		428,078		1,070,196		21,567,912
	Dollars	393,674,571		37,631,096		-		-

(e) Includes the following balance sheet accounts: Due to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

47

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

31. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during 2005 and 2004.

32. Subsequent events:

a) Placement of Commercial Marketable Instruments:

On October 25, 2005, the Company placed the third issuance of its line of Marketable Instruments. This issuance consists of two series (G and H) both for ThCh $ 17,500,000, the first maturing on April 20, 2006 and the second on April 27, of the same year; at a placement rate of 0.51% monthly for both series. On this opportunity the placement agent was Scotia Sudamericano Corredores de Bolsa.

In the period from October 1 to 27, 2005, there have been no other significant subsequent events that affect these financial statements.

33. Environment:

In the opinion of Management and their in-house legal counsel and because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

Placement	Institution	Currency	Principal	Rate	Maturity	Principal	Accrued	Total
			ThCh $	%		ThCh $	interest

Ago 31, 2005	Banco Santander Santiago	ChTh$	2,800,000	4.32	Oct 03, 2005	2,800,000	10,080	2,810,080
Sep 30, 2005	Banco Santander Santiago	ChTh$	1,928	0.00	Oct 01, 2005	1,928	-	1,928
Sep 30, 2005	Bci	UF	282,839	0.00	Dec 06, 2005	282,839	-	282,839

	Total		3,084,767			3,084,767	10,080	3,094,847

48

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, continued
__________

35. Accounts payable:

The detail of the accounts payable balance is as follows:

		2005	2004
		ThCh$	ThCh$

Suppliers
Chilean		54,000,956	45,620,993
Foreign		4,805,259	2,649,090
Carrier service		6,456,008	6,659,863
Provision for work in progress		5,338,393	8,199,174

	Total	70,600,616	63,129,120

36. Other accounts payable:

The detail of other accounts payable is as follows

		2005	2004
		ThCh$	ThCh$

Exchange insurance contract payables		25,350,549	16,391,301
Billing on behalf of third parties		2,597,283	2,398,698
Accrued supports		1,220,610	723,592
Others		1,437,391	1,479,538

	Total	30,605,833	20,993,129

Alejandro Espinoza Querol	José Molés Valenzuela
General Accountant	General Manager

49

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month periods ended September 30, 2005 and 2004

Análisis razonado consolidado

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

TABLE OF CONTENTS

1.	Highlights		3
2.	Volume Statistics, Property, Plant & Equipment and Statement of Income		7
3.	Analysis of Results for the Period
	3.1	Operating Income	9
	3.2	Non-operating Income	10
	3.3	Net Income for the Period	11
4.	Results by Business Area		11
5.	Statement of Cash Flows		14
6.	Financial Indicators		15
7.	Explanation of the Main Difference Between Market
	or Economic Value and Book Value of the Company’s Assets		16
8.	Regulatory Issues		16
9.	Analysis of Markets, Competition and Relative Participation		26
10.	Analysis of Market Risk		31

Análisis razonado consolidado

1. HIGHLIGHTS

Consolidated Income and Figures for the Corporation’s Business Areas

As of September 30, 2005, Telefónica CTC Chile recorded consolidated net income of Ch$21,728 million, whereas in the same period in 2004 it shows net income of Ch$ 334,113 million. 2004 income includes the effects derived from the sale of subsidiary Telefónica Móvil de Chile S.A. in July 2004, which produced net income of approximately Ch$ 316,250 million.

The operating income of Telefónica CTC Chile in the first nine months of 2005 presents a surplus of Ch$ 66,144 million, 17.0 % less than the Ch$79.694 million reached in the period ended as of September 30, 2004.

Comparison of operating income for 2004 - 2005 includes the effects of the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. as of July 2004.

For comparative purposes, after purging the effects of Telefónica Móvil in 2004, as detailed below, the operating margin reaches 15.3% and 18.8% for the period from January to September 2005 and 2004, respectively. Operating income decreased by 20.8% due to a 2.7% decrease in income and a 3.5% increase in operating costs.

Operating Income for the period excluding T. Móvil

	2004	2005	% Variation

Revenues	443,343	431,212	-2.7%

Salaries	-58,762	-59,085	0.5%
Goods and services	-153,051	-160,173	4.7%
Total Cost	-211,813	-219,258	3.5%
EBITDA	231,530	211,954	-8.5%
Depreciation	-148,019	-145,810	-1.5%
Operating Income	83,511	66,144	-20.8%

Operating Margin	18.8%	15.3%	-18.57%

It should be noted that as of May 6, 2004, operating income includes the effects of the rate decree which is in force until May 2009.

Non operating income for the period ended as of September 30, 2005, shows a deficit of Ch$19,772 million, which compares negatively to the surplus obtained in the same period the previous year in the amount of Ch$ 316,178 million, derived mainly from income obtained on the sale of Telefónica Móvil de Chile S.A. Without considering this effect, the variations are favorable and are basically due to a decrease in financial expenses associated to a lower level of debt and better financing conditions, partly offset by the decrease in non-operating income and price-level restatement.

Análisis razonado consolidado

In respect to operating business figures, as of September 30, 2005, Telefónica CTC Chile’s fixed telephone lines reached 2,475,007, presenting an increase of 3.2% in relation to September 30, 2004. ADSL customers in service reached 268,344, with a growth of 48.7% in relation to the previous year. Long distance traffic decreased by 25.9% in domestic long distance (DLD) and 60.2% in outgoing international long distance (ILD), reaching 1,219.7 million minutes and 216.0 million minutes, respectively. ATM link services decreased by 34.6%, whereas dedicated IP links grew by 20.7% .

As of September 30, 2005, the Company’s staff reached 3,914, which implies a 1.0% increase in comparison to September 2004, where the staff was 3,874.

Decrease in Financial Debt

Telefónica CTC Chile has continued to improve its debt level through amortization and prepayment of loans, renegotiation of interest rates and terms of current loans and also through the global drop in interest rates. As of September 30, 2005, the financial debt reached Ch$484,993 million, reflecting a 37.5% decrease in relation to the financial debt of Ch$776,216 million recorded as of September 30, 2004. The decrease in the indebtedness levels together with the improved financing conditions and drop in the value of the dollar translated into a downturn of 38.4% in financial expenses as of September 30, 2005.

Tariff Setting Process for Telefónica CTC (Local Telephony)

On May 4, 2004, the Ministries of Transport and Telecommunications and Economy; Development and Reconstruction dictated Tariff Decree No. 169 which they submitted for recording by the Chilean General Comptroller together with the supporting report.

On June 2, Telefónica CTC Chile made two presentations to the Chilean General Comptroller within the process of recording Tariff Decree No. 169. The first presentation denounces manifest mathematical errors in Decree 169, requesting that the controlling organization order these to be corrected. The second presentation includes the legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against tariff Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different tariff.

Análisis razonado consolidado

On September 16, 2004, the Ministries of Transport and Telecommunications, Economy, Development and Reconstruction issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that due to their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

In turn, the Ministries defended the scaling of access charges of D.S. 169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the ministries rejected them as they rejected the objections of Entel, Chilesat and Telmex.

Last October 4, Telefónica CTC Chile once again appealed to the Chilean General Comptroller , in order for them to correct new mathematical errors incurred by the Ministries precisely at the time that they corrected the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

Subtel once again submitted Decree No.169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works” (“Adecuación de Obras Civiles”). Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree 169 to the Chilean General Comptroller on January 14, 2005.

Furthermore, in January 2005. Entel and Telmex submitted new presentations to the Chilean General Comptroller, where Entel complains about the tariffs set by the Ministries in respect to “Adjustment of Civil Works” and Telmex attaches information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller does not accept the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazetter on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

Análisis razonado consolidado

The tariff flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, adhering to the general framework for the application of the flexibility that must be defined by the authority, without requiring authorization for each plan.

Telefónica CTC Chile began commercializing different local telephone service plans, in order for the interested public to be able to opt for an alternative that is different to the rates defined by the regulator.

Dividends Policy

On September 21, 2004, the Board of Compañía de Telecomunicaciones de Chile S.A. agreed to modify the policy for distribution of dividends with a 30% to 100% charge to income for each year, by means of an interim dividend in November of each year and a final dividend which will be proposed at the Ordinary Shareholders’ Meeting. In this context, the Board agreed to distribute an interim dividend charged against 2004 net income, for the total sum of Ch$124,430 million in November 2004 (equivalent to US$ 200 million).

In January 2005, the Board agreed to propose payment of a final dividend of Ch$58.84591 per share with a charge to net income for the year to the Extraordinary Shareholders’ Meeting, thus complying with the aforementioned dividend policy. Likewise they agreed to propose payment of an eventual dividend of Ch$50.99095 pesos per share, with a charge to retained earnings as of December 2004 at the next Ordinary Shareholders’ Meeting.

The Ordinary Shareholders’ Meeting held on April 14, 2005 approved the distribution of both the final and eventual dividend; in addition to revealing the Dividends Policy for 2005 and future years, as mentioned in the first paragraph of this section.

Análisis razonado consolidado

2. VOLUME STATISTICS, PROPERTY, PLANT AND EQUIPMENT AND STATEMENTS OF INCOME

TABLE No, 1
VOLUME STATISTICS

	SEPTEMBER	SEPTEMBER
DESCRIPTION	2004	2005	VARIATION
			Q	%

Lines in Service at (end of period)	2,398,137	2,475,007	76,870	3.2%
Total Average Lines in Service	2,405,316	2,448,883	43,567	1.8%
Local calls (millions) (1)	3,434	3,309	(125)	-3.6%
Inter-primary DLD Minute(2) (thousands)	1,646,855	1,219,692	(427,163)	-25.9%
Total ILD Minutes(3) (thousands)	847,913	539,340	(308,573)	-36.4%
ILD Minute Outgoing (incl. Internet)	542,750	215,981	(326,769)	-60.2%
ILD Minutes Incoming	305,164	323,359	18,195	6.0%
Line Connections	242,034	274,934	32,900	13.6%
ADSL Connections in Service	180,487	268,344	87,857	48.7%
Permanent Personnel Telefónica CTC Chile (4)	2,914	2,944	30	1.0%
Permanent Personnel Subsidiaries (4)(5)	960	970	10	1.0%
Total Corporate Personnel (4)	3,874	3,914	40	1.0%

1.	Does not include calls from public phones owned by the Company.

2.	DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.
ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

4.	Does not include staff with contracts for determined term.

5.	In 2004 includes Móviles.

TABLE N° 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of September 30, 2005)

DESCRIPTION	SEPTEMBER	SEPTEMBER	VARIATION
	2004	2005	MCh$	%

Land, Infrastructure, Machinery and Equipment	3,613,465	3,632,024	18,559	0.5%
Projects and Works in Progress	55,701	46,923	(8,778)	-15.8%
Accumulated Depreciation	(2,222,766)	(2,372,622)	(149,856)	6.7%
NET PROPERTY, PLANT & EQUIPMENT	1,446,400	1,306,325	(140,075)	-9.7%

Management’s Discussion and Analysis of the Consolidated Financial Statements

     TABLE N° 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD
ENDED AS OF SEPTEMBER 30, 2005 AND 2004
(Figures in millions of pesos as of 09.30.05)

DESCRIPTION	Jan - Sep	Jan - Dec	Jan - Sep	VARIATION (2005/2004)
	2004	2004	2005	MCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	325,647	432,356	329,460	3,813	1.2%
Basic Telephony	232,195	307,048	222,019	(10,176)	-4.4%
Fixed Monthly	114,800	150,328	95,785	(19,015)	-16.6%
Variable charge	93,613	121,031	74,119	(19,494)	-20.8%
Connections and Other Installations	2,881	3,990	2,313	(568)	-19.7%
Flexible Plans (Minutes)	2,473	8,901	30,557	28,084	S.C.
Value Added Services	13,298	17,497	14,919	1,621	12.2%
Others Basic Telephony Services	5,130	5,301	4,326	(804)	-15.7%

BROADBAND	18,096	25,766	30,175	12,079	66.7%
ADSL	13,306	19,401	22,360	9,054	68.0%
Internet Connection for Companies	4,790	6,365	7,815	3,025	63.2%

Access Charges and Interconnections (1)	23,576	32,344	31,926	8,350	35.4%
Domestic Long Distance	7,782	10,364	7,911	129	1.7%
International Long Distance	2,143	2,874	1,929	(214)	-10.0%
Access Charges Mobile - Fixed	5,816	7,930	10,214	4,398	75.6%
Other Interconnection Services	7,835	11,176	11,872	4,037	51.5%

Other Local Telephone Services	51,780	67,198	45,340	(6,440)	-12.4%
Advertising in Telephone Directories	4,860	6,023	4,340	(520)	-10.7%
ISP (Switchboard and Dedicated)	2,242	3,193	1,928	(314)	-14.0%
Telemergencia (Security Services)	4,998	6,841	5,850	852	17.0%
Public Phones	8,399	11,098	7,565	(834)	-9.9%
Interior Installation and Equipment Rental	24,390	32,026	22,704	(1,686)	-6.9%
Equipment Marketing	6,891	8,017	2,953	(3,938)	-57.1%

LONG DISTANCE	47,289	63,067	43,506	(3,783)	-8.0%
Long Distance	19,476	25,215	17,744	(1,732)	-8.9%
International Service	18,546	24,501	14,550	(3,996)	-21.5%
Network capacity and circuit rentals	9,267	13,351	11,212	1,945	21.0%

CORPORATE COMMUNICATIONS	61,246	84,896	56,113	(5,133)	-8.4%
Terminal Equipment	10,643	13,901	9,449	(1,194)	-11.2%
Complementary Services	12,643	17,105	10,814	(1,829)	-14.5%
Data Services	23,873	31,898	21,157	(2,716)	-11.4%
Dedicated links and others	14,087	21,992	14,693	606	4.3%

MOBILE COMMUNICATIONS	135,372	135,372	0	(135,372)	S.C.
Mobile Communications (outgoing traffic)	95,783	95,783	0	(95,783)	S.C.
CPP Interconnection (2)	39,589	39,589	0	(39,589)	S.C.

OTHER BUSINESSES (3)	3,206	4,054	2,133	(1,073)	-33.5%

TOTAL OPERATING REVENUES	572,760	719,745	431,212	(141,548)	-24.7%

OPERATING COSTS	(367,968)	(455,116)	(272,715)	95,253	-25.9%
Salaries	(39,749)	(49,199)	(31,399)	8,350	-21.0%
Depreciation	(178,214)	(224,958)	(140,712)	37,502	-21.0%
Other Operating Costs	(150,005)	(180,959)	(100,604)	49,401	-32.9%
ADMINISTRATIVE AND SELLING COSTS	(125,098)	(163,114)	(92,353)	32,745	-26.2%

TOTAL OPERATING COSTS	(493,066)	(618,230)	(365,068)	127,998	-26.0%

OPERATING INCOME	79,694	101,515	66,144	(13,550)	-17.0%

Interest Income	7,351	9,509	6,227	(1,124)	-15.3%
Other Non-operating Income	485,853	486,901	2,198	(483,655)	-99.5%
Income from Investment in Related Companies (4)	276	555	1,117	841	304.7%
Interest Expenses	(36,601)	(55,351)	(22,558)	14,043	-38.4%
Amortization of Goodwill	(144,204)	(143,772)	(1,171)	143,033	-99.2%
Other Non-operating Expenses	(8,022)	(25,262)	(6,016)	2,006	-25.0%
Price-level Restatement	11,525	9,198	431	(11,094)	-96.3%

NON-OPERATING INCOME	316,178	281,778	(19,772)	(335,950)	C.S.

INCOME BEFORE INCOME TAX	395,872	383,293	46,372	(349,500)	-88.3%

Income taxes	(61,574)	(63,892)	(24,711)	36,863	-59.9%
Minority Interest	(185)	(290)	67	252	-136.2%

NET INCOME (5)	334,113	319,111	21,728	(312,385)	-93.5%

(1)	Due to accounting consolidation does not include access charges of188 Mundo Telefónica and Globus.

(2)	Corresponds to income recorded in Telefónica Móvil.

(3)	Includes revenues from Tgestiona, Telepeajes and Tecnonautica

(4)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).

(5)	For comparative purposes certain reclassifications have been made for 2004 statements of income.

Análisis razonado consolidado

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of September 30, 2005, operating income reached Ch$ 66,144 million, which represents a 17.0% decrease in respect to the period from January to September of the previous year. This decrease shows, an extraordinary change associated to of lower income and higher costs associated to the correspondent business, among other effects

Operating Income

Operating income for the period amounted to Ch$431,212 million, a decrease of 24.7% in relation to the income obtained in the period from January to September 2004 of Ch$572,760 million.

This variation was mainly originated by the deconsolidation of subsidiary Telefónica Móvil de Chile S.A. in July 2004, together with a decrease in long distance income and in income from corporate communications, partly offset by an increase in income from fixed telephone services.

Revenues from Local Telephone Services: This income shows a 1.2% increase, due to the effects of a 4.4% drop in basic telephone services in respect to the pervious year, derived from the 20.8% decrease in the level of variable charge, which shows the effect of lower income derived from the application of the new rate decree, the downturn in traffic per line and the migration of customers to flexible plans recorded in the first nine months of 2005. Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, decreased by 16.6% mainly explained by the incorporation of customers to flexible plans, offset by the effect of higher income due to the application of the new rate decree. Consequent with the above, the incorporation of customers to flexible plans positively contributed to the Ch$28,084 million increase in income. Income from connections and other install ations dropped 19.7% in respect to the first nine months of the previous year, whereas value added services grew by 12.2% partly due to an increase in advanced corporate services. Other basic telephony services income dropped by 15.7% .

Broadband services increased by 66.7% in the period from January to September 2005, reaching Ch$30,175 in 2005 whereas in the same period the previous year income from these services amounted to Ch $18,096 million.

Access charges and interconnections increased by 35.4%, mainly due to the 51.5% increase in other interconnection services, highlighted by media rental services, carrier information, connection services and unbundling services, together with a 75.6% increase in mobile and fixed access charges. It should be noted, that these increases are influenced by the recognition in 2005 of income from services generated with Telefónica Móvil. There was a 10.0% drop in income from international long distance access charges, effect which was partly offset by a 1.7% increase in income from domestic access charges.

Análisis razonado consolidado

Other fixed telephone services decreased by 10.8%, equivalent to Ch$5,606 million explained fundamentally by the Ch$3,938 million drop in income from commercialization of equipment and Ch$1,686 million in income from interior installations and equipment rental.

Long Distance: Revenues from these services decreased by 8.0% in comparison to 2004, due to a decrease of 8.9% and 21.5% in income from DLD and ILD, respectively, situation that was influenced by a decrease in average outgoing long distance prices, a 25.9% drop in DLD traffic and a 60.2% drop in outgoing ILD traffic, added to the extraordinary effect of lower income due to the new valuation of correspondents. The above is partly offset by the incorporation of income from media and circuit rental to Telefónica Móviles de Chile, as of July 2004.

Corporate Communications: This business revenue shows an 8.4% decrease in respect to the previous year, mainly due to a 14.5% drop in income from complementary services, together with an 11.2% decrease in income from sale of terminal equipment and an 11.4% drop in data services. This was partly offset by a 4.3% increase in income from circuits and others.

Mobile Communications: No income for this concept has been recorded in 2005 since this business was deconsolidated due to the sale of Telefónica Móvil de Chile S.A. in July 2004. In the same period in 2004 this income amounted to Ch$135,372 million.

Other Businesses: This revenue shows a 33.5% decrease mainly due to a decrease in income from the Subsidiary Telepeajes (teletoll services).

Operating Costs

Operating costs for the period reached Ch$ 365,068 million, decreasing by 26.0% in relation to the first nine months of 2004, period in which they reached Ch$493,066 million. Notwithstanding, after separating the effect of Móviles, consolidated operating income reached Ch$ 359,832 increasing by 1.4% in relation to 2004.

The above is mainly explained by the extraordinary adjustment made for the concept of correspondents, effect that is compensated by a tendency to drop and/or maintain expense levels, mainly in goods and services and depreciation due to the efforts put into efficient use of resources applied by the Company in the last few years.

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended as of September 30, 2005 shows a deficit of Ch$ 19,772 million, whereas in the same period of 2004 non-operating income reached Ch$316,178 million. The change in non-operating income is broken down as follows:

Análisis razonado consolidado

Financial income shows a decrease of 15.3%, mainly because a greater volume of available funds in 2004 from the sale of subsidiary Móviles were transitorily destined to financial investments.

Other non-operating income amounted to Ch$2,198 million, figure which is lower than the Ch$485,853 million reached in 2004. This is mainly due to net income generated by the sale of Telefónica Móviles de Chile and the sale of the participation of Publiguías recorded in 2004.

Financial expenses decreased by 38.4% in 2005, mainly associated to lower interest bearing debt, renegotiation of the rates of current loans, the drop in market interest rate and the effect of the drop in the exchange rate.

Amortization of goodwill shows a Ch$143,033 million decrease in relation to 2004, mainly due to amortization of goodwill of subsidiary Telefónica Móvil de Chile, sold during 2004.

Other non-operating expenses decreased by 25.0%, derived mainly from restructuring costs recognized in the first nine months of 2004; which were offset by higher expenses associated to lawsuits and write offs of inactive property, plant and equipment.

Price-level restatement in the first nine months of 2005 shows a net gain of Ch$432 million, mainly due to the variations experienced in the CPI and the la unidad de fomento. It should be noted that a 100% hedge has been maintained for exchange rate fluctuation and a 71% hedge for interest rate. The Company’s exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effect of the exchange rate variation in 2004 and 2005.

3.3 NET RESULT FOR THE YEAR

Net result in the first nine months of 2005 reached net income of Ch$ 21,728 million, whereas from January to September 2004 net income was Ch$334,113 million. The lower income obtained in the 2005 period in comparison to 2004, is derived from a 17.0% decrease in operating income and the decrease in non-operating deficit to Ch$ 335,950 million. Both effects are offset by the lower level of income tax, which in 2004 was influenced by the tax paid on the sale of subsidiary Telefónica Móvil.

4. RESULTS BY BUSINESS AREA

Local Telephone Business: Recorded net income of Ch$12,990 million as of September 2005, which was lower than the surplus of Ch$315,581 million recorded in the first nine months of 2004, due to lower non-operating income and lower taxes derived mainly from the sale of subsidiary Móvil in 2004, offset by the better operating behavior of 2005 in relation to 2004.

Análisis razonado consolidado

Corporate Communications Business: This business contributed net income of Ch$7,409 million in the period, a 38.8% decrease in relation to the first nine months of 2004, which presents net income of Ch$12,103 million, due mainly to 33.5% lower operating income.

Long Distance Business: As of September 30, 2005 presented net income of Ch$689 million, lower than that reached in the first nine months of 2004 which amounted to Ch$14,273 million. This variation is produced mainly by a 76.0% drop in operating income greatly due to the extraordinary adjustment performed due to changes experienced in international businesses.

Mobile Business: Only 2004 income is presented (loss of Ch$8,216 million) due to the deconsolidation of Telefónica Móviles de Chile S.A. in July 2004.

Other Businesses: The businesses as a whole generated net income of Ch$644 million and operating income of Ch$604 million in the nine-month period ended as of September 30, 2005, whereas during the same period the previous year they recorded net income of Ch$371 million with operating income of Ch$515 million. These businesses mainly include Telepeajes (teletoll services), Tecnonáutica and T-Gestiona.

The following table shows the contribution of each business area to corporate results:

Management’s Discussion and Analysis of the Consolidated Financial Statement

REVENUES AND COSTS BY BUSINESS
AS OF SEPTEMBER 30, 2005 AND 2004
(Figures in millions of pesos as of 09.30.05)

	Fixed Telecomunications			Corporate Communications			Long Distance			Mobile Telephones			Others

	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep
	2004	2004	2005	2004	2004	2005	2004	2004	2005	2004	2004	2005	2004	2004	2005

Operating Revenues	377,310	501,564	374,259	75,500	103,922	63,823	66,840	90,150	59,084	140,095	140,095	0	13,902	19,142	12,803
Revenues	325,647	432,356	329,460	61,246	84,896	56,113	47,289	63,067	43,506	135,372	135,372	0	3,206	4,054	2,133
Intercompany Transfers	51,663	69,208	44,799	14,254	19,026	7,710	19,551	27,083	15,578	4,723	4,723	0	10,696	15,088	10,670

Operating Expenses	(330,708)	(441,692)	(325,900)	(60,106)	(83,131)	(53,588)	(48,853)	(70,615)	(54,768)	(143,911)	(143,686)	0	(13,387)	(17,716)	(12,199)
Payroll	(45,707)	(60,091)	(44,748)	(6,872)	(9,336)	(7,824)	(2,053)	(3,037)	(1,913)	(8,789)	(8,783)	0	(4,156)	(5,590)	(4,599)
Depreciation	(130,908)	(173,149)	(130,545)	(9,024)	(11,815)	(7,264)	(7,957)	(12,305)	(7,868)	(36,962)	(36,746)	0	(131)	(174)	(132)
Goods and Services	(99,433)	(135,725)	(106,602)	(13,212)	(21,087)	(13,122)	(27,747)	(38,403)	(32,689)	(92,178)	(92,174)	0	(7,937)	(9,815)	(6,475)
Intercompany Transfers	(54,660)	(72,727)	(44,005)	(30,998)	(40,893)	(25,378)	(11,096)	(16,870)	(12,298)	(5,982)	(5,983)	0	(1,163)	(2,137)	(993)

Operating Income	46,602	59,872	48,359	15,394	20,791	10,235	17,987	19,535	4,316	(3,816)	(3,591)	0	515	1,426	604

Non-operating Income and Expenses
Financial Expenses	(36,081)	(54,827)	(22,550)	(37)	(41)	2	(1)	(1)	(4)	(480)	(480)	0	(2)	(2)	(6)
Other Income and Expenses	352,889	342,348	4,667	(106)	(357)	(1,008)	240	(4,393)	(796)	(162)	(348)	0	(82)	(121)	(77)
Intercompany Transfers	8,346	9,042	1,767	116	196	538	(306)	(622)	260	(5,138)	(5,139)	0	(7)	3	65

Non-operating Income	325,154	296,563	(16,116)	(27)	(202)	(468)	(67)	(5,016)	(540)	(5,780)	(5,966)	0	(91)	(120)	(18)

R.A.I.I.D.A.I.E (*)	538,745	584,411	185,338	24,428	32,445	17,029	25,878	26,825	11,648	27,846	27,669	0	557	1,482	724

Taxes and Other	(56,175)	(57,082)	(19,253)	(3,264)	(4,407)	(2,358)	(3,647)	(3,942)	(3,087)	1,380	1,373	0	(53)	(124)	54

Income After Taxes	315,581	299,353	12,990	12,103	16,182	7,409	14,273	10,577	689	(8,216)	(8,185)	0	371	1,182	640

(*) R.A.I.I.D.A.I.E. : Income before taxes, interest, depreciation, amortization and extraordinary item

GRAPH OF NET INCOME (LOSS) BY BUSINESS
AS OF SEPTEMBER 30, 2005 AND 2004
(Figures in millions of pesos as of 09.30.05)

Análisis razonado consolidado

5. STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of September 30, 2005)

	JAN-SEP	JAN-SEP	VARIATION
DESCRIPTION	2004	2005	MCh$
			%

Net cash from operating activities	171,030	155,482	15,548	9.1%
Net cash from financing activities	-634,423	-213,443	-420,980	66.4%
Net cash from investing activities	808,262	-75,918	884,180	c.s.
Effect of inflation on cash and cash equivalents	-4,681	-1229	-3,452	73.7%
Net change in cash and cash equivalents for the period	340,188	-135,108	475,296	c.s.

The negative variation of Ch$ 135,108 million in cash flows for 2005 compared to the positive variation of Ch$ 340,188 million in 2004, is mainly due to resources obtained from the sale of subsidiary Telefónica Móvil in 2004, presented as cash flows from investment activities. Due to this, during January-June 2004, cash flows were destined to amortization and prepayment, in order to decrease the financial debt of Telefónica, ant to pay dividends, effects that are presented under financing activities. During 2005 the policy of decreasing the financial debt and distribution of dividends has continued, partly explaining the negative net variation in cash and cash equivalents.

Análisis razonado consolidado

6. FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-SEP		JAN-DEC		JAN-SEP
	2004		2004		2005

LIQUIDITY RATIO		1.32		1.21		0.89
Current Ratio
(Current Assets / Current Liabilities)
		0.39		0.25		0.16
Acid Ratio
(Most liquid assets / Current Liabilities)

DEBT RATIOS
Debt Ratio		1.14		0.92		0.83
(Total Liabilities / Shareholders’ Equity)

Long-term Debt Ratio		0.56		0.62		0.57
(Long-term Liabilities / Total Liabilities)

Financial Expenses Coverage		11.62		7.75		2.78
(Income Before Taxes and Interest / Interest Expenses)

RETURN AND NET INCOME PER SHARE RATIO
Operating Margin
(Operating Income / Operating Revenues)		13.9%		0.14%		15.3%

Operational Income Return		4.1%		5.3%		4.7%
(Operating Income / Net Property, Plant and Equipment (1) )

Net Income per Share
(Net Income / Average number of paid shares each year)		$338.9		$323		$22.7
Return on Equity
(Income / Average shareholders’ equity)		28.06%		27.0%		2.25%
Profitability of Assets
(Income/Average assets)		13.86%		14.0%		1.20%
Operating Assets Yield
(Net income / Average operating assets (2))		19.85%		19.13%		1.60%
Return on Dividends
(Paid dividends / Market Price per Share)		29.1%.		42.4%		7.1%

ACTIVITY INDICATORS

Total Assets	MM$	2,202,987	MM$	1,940,092	MM$	1,691,182
Sale of Assets	MM$	213,510	MM$	212,954	MM$	784
Investments in other companies and property, plant and	MM$	64,593	MM$	86,289	MM$	46,703
equipment

Inventory Turnover
(Cost of Sales / Average Inventory)		6.10		3.48		2.38
Days in Inventory
(Average Inventory / Cost of sales times 360 days)		59.0		103.5		151.2

(1) Figures at the beginning of the period, restated.
(2)	Property, plant and equipment are considered operating assets

Análisis razonado consolidado

The tablebelow shows, a decrease in the liquidity ratio due to a 41.1% decrease in current assets, whereas current liabilities decreased by 25.9%, due to a decrease in the financial debt in comparison to September of the previous year. Both issues were influenced by the effects of the deconsolidation of Móvil. This liquidity ratio lower than one, (i.e. current assets lower than current liabilities) is basically explained by the reclassification of short-term Yankee bonds, since both series of bonds will be paid during 2006. The Company contemplates covering these obligations with cash flows generated by its operations.

The decrease in the debt ratio is explained by a 36.4% drop in the level of demand liabilities whereas shareholders’ equity decreased by 31.2%, mainly due to distribution of retained earnings through the payment of dividends.

7. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market inaccuracies regarding the capital assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value equal zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company’s assets in the aggregate.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

8 REGULATORY ASPECTS

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum tariffs for Telefónica CTC Chile for local telephone services and interconnection services for a period of 5 years, which expired on May 5, 2004.

The main services subject to regulation of tariffs are: Telephone Line Service (formerly fixed charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In relation to the procedure to be followed for setting tariffs for services subject to tariff regulation, on January 13 of this year, Telefónica CTC Chile requested that the Antitrust Commission decree freedom of tariffs in specific geographic areas, that they define telephone services which will be subject to tariff regulation in areas where the market conditions are not sufficient to guarantee a freedom of tariffs regime and that they determine that Telefónica CTC Chile has the right to offer alternative tariff plans without prior authorization.

Análisis razonado consolidado

Together with the tariff setting process of Telefónica CTC Chile, Subtel began the rate setting process for public services provided by Entelphone in Easter Island and the tariffs for interconnection services (access charges) provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC Chile presented to Subtel its Technical Economic Bases for the Tariff Setting Study for the services provided by Telefónica CTC Chile to other public telephone concessionaries, to intermediate services concessionaries which provide long distance telephone services, and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission dictated Resolution No. 686 which defines the services subject to rate setting by the Ministries of Economy and Transport and Telecommunications, which are similar to those established for the 1999 – 2004 period. The mentioned Resolution No. 686 rejects the petition for freedom of rates for the specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, informed favorably by the Regulator, the Antitrust Commission did not make a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement, whereas the rest of the members considered that such matters did not correspond to that Commission. By request from Telefónica CTC Chile the Antitrust Commission clarified Antitrust No. 686, dictating to this effect Resolution No. 709, which provided that notwithstanding the rate setting by the administrative authority, the dominant companies could offer lower rates or different plans under the conditions defined by the respective authority.

On May 30, 2003, Subtel submitted to Telefónica CTC Chile the Preliminary Technical Economic Bases. Telefónica CTC Chile formulated 84 controversies to the Preliminary Technical Economic Bases of Subtel and requested the formation of an Experts Commission as established in the law and in the Regulations that govern the procedure, advertising and participation of the rate setting process.

The Experts Commission was officially formed on June 17, composed of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, making a unanimous pronouncement on all the controversies, with the exception of only one of these which was by majority.

On July 25, 2003, Subtel dictated Exempt Resolution No. 827 of 2003 which sets the Final Technical Economic Bases that will govern the rate study to set the levels, structure and indexation mechanisms of the services provided by Telefónica CTC Chile that are subject to rate setting.

Entelphone, CMET, Manquehue Net and Telesat did not formulate controversies to the Preliminary TEB. Consequent with the above, Subtel dictated the Final Technical Economic Bases for the respective companies.

On November 6, 2003 Telefónica CTC Chile, presented the Rate Study that sets the levels, structure and indexation mechanisms of the services subject to rate setting.

Análisis razonado consolidado

On March 5, 2004, the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction submitted the Report on Objections and Counterproposals to the Rate Study. Telefónica CTC Chile requested the formation of the Experts Commission, which was officially formed on March 12, 2004. The Experts Commission issued its report on April 2, 2004, making a pronouncement on the inquiries made by Telefónica CTC Chile.

On April 4, 2004, Telefónica CTC Chile submitted to the Ministries the Report on Modifications and Insistence of the Rate Study, incorporating the recommendations of the Experts Commission and insisting on those matters that were not the object of inquiries.

On May 4, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction dictated Rate Decree No. 169 which they submitted together with the supporting report to the Chilean General Comptroller for the recording process.

On June 2, 2004, Telefónica CTC Chile presented to the Chilean General Comptroller two presentations within the recording process of Rate Decree No. 169. The first denounces manifest mathematical errors included in Decree 169, requesting that the controlling organization correct them. The second presentation formulates legal objections relating to conceptual aspects that have an impact on the definition and scope of the services included in the decree. In both presentations the Company expressly reserves the right to take jurisdictional actions.

Entel, Chilesat and Telmex filed a complaint with the Chilean General Comptroller against Rate Decree No. 169, objecting to scaling of access charges and the criteria for cost assignation of the different rates.

On September 16, 2004, the Ministries of Transport and Telecommunications, Economy, Development and Reconstruction issued their report to the Chilean General Comptroller relating to the complaints filed by Telefónica CTC Chile, Chilesat, Entel and Telmex. In this respect, the Ministries informed that due to their review of the tariff model a large part of the mathematical errors denounced by Telefónica CTC Chile were corrected, notwithstanding that other errors apparently contained in the mentioned tariff decree were also corrected.

In turn, the Ministries defended the scaling of access charges of Tariff Decree N°169, stating that such criteria has been taken in conformity with the resolutions of antitrust organizations and those prescribed by the Economic Technical Bases established for this tariff setting process.

Regarding the conceptual aspects claimed by Telefónica CTC Chile impacting the definition and scope of services included in the decree, the ministries reject them as they reject the objections of Entel, Chilesat and Telmex.

On October 4, 2004, Telefónica CTC Chile once again appealed to the Chilean General Comptroller, in order for them to correct new mathematical errors incurred by the Ministries precisely at the time that they corrected the errors informed by Telefónica CTC Chile. Likewise they insisted on certain conceptual aspects.

Análisis razonado consolidado

Subtel once again submitted Decree No.169 to the Chilean General Comptroller on December 30, 2004, after modifying certain network unbundling tariffs, in the item “Adjustment of Civil Works” (“Adecuación de Obras Civiles”). Likewise, Subtel once again modified among other tariffs, those of the “Adjustment of Civil Works“ item, resubmitting Decree 169 to the Chilean General Comptroller on January 14, 2005.

Furthermore, in January 2005. Entel and Telmex submitted new presentations to the Chilean General Comptroller, where Entel complains about the tariffs set by the Ministries in respect to “Adjustment of Civil Works” and Telmex attaches information sustaining that access charge rates must be at direct cost.

On February 8, 2005, the Chilean General Comptroller recorded Tariff Decree No. 169. The report of the Chilean General Comptroller does not accept the complaints regarding conceptual aspects presented by Telefónica CTC Chile and does not make a pronouncement regarding the new mathematical errors denounced in October 2004. The complaints filed by Telmex, Chilesat and Entel were rejected by the Chilean General Comptroller.

Tariff Decree No. 169 was published in the Official Gazette on February 11, 2005. Telefónica CTC Chile enabled the application of the new rates to its customers in its systems and began the rebilling process as of May 6, 2004.

Tariff Flexibility

By means of Resolution No. 709 of October 13, 2003, the Antitrust Commission decided to: “Accept the request on fs 476 of Compañía de Telecomunicaciones de Chile S.A., only in respect to that it is necessary to clarify Resolution No. 686, of May 20, 2003, recorded on fs. 440, in the sense that the resolution implies that the market conditions are not present to authorize tariff freedom, therefore a maximum rate must be set. Lower tariffs or plans may be offered, but the conditions of these, which protect and provide due guarantees to the user from those in dominant positions in the market, must be regulated by the respective authority.”

The Official Gazette of February 26, 2004, published Decree No. 742, of December 24, 2003, issued by the Ministry of Transport and Telecommunications, which establishes the regulations that govern, without restrictions as to levels or structure, the conditions under which various plans and joint offers can be offered by the dominant operators of the local telephone public service.

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, as per the conditions defined for these purposes by the respective authority.

Telefónica CTC Chile began commercializing the different plans for local telephone public service, so that the interested public can opt for an alternative that is different to the rate structure defined by the regulator.

Análisis razonado consolidado

Mobile Telephone Tariff Decree

Decree No. 7 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charges, for a period of five years, which expired on February 12, 2004.

On July 25, 2003, Telefónica Móvil presented the Rate Study to set the tariffs for services subject to tariff setting.

On January 20, 2004, the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction, by means of a decree set the levels, structure and indexation mechanisms of the services subject to tariff setting. That decree was submitted for recording by the Chilean General Comptroller, together with the supporting report.

On April 12, 2004, the Chilean General Comptroller recorded the decrees that set the tariffs for access charges for mobile telephony companies. The tariff decrees were published in the Official Gazette of April 14, 2004.

Modifications of the Regulatory Framework

Extension of the length of the public telephone services subscriber number.

By means of Resolution No. 1120, of September 28, 2005, published in the Official Gazette on October 4, 2005, Subtel set a period of 10 months to extend by one digit the local telephone numbers in the Primary Zones of Valparaiso and Concepción. The extension for Santiago and the rest of the zones was deferred.

Attention of customer complaints by telephone and free communications for emergency services

Decree No. 590 issued by the Ministry of Transport and Telecommunication establishes free communications destined to emergency service levels 131, 132 and 133 and communications destined to emergency services are exempt from disconnection of service; it establishes the obligation of the telephone companies to attend to complaints over the telephone and defines a new special number for telephone complaints (105). Telefónica CTC Chile had already incorporated such free of charge communications as of May 6, 2004, in accordance with tariff decree No. 169 and in turn, telephone complaints have been operating since the end of 2000 through the special 107 number. In relation to the enabling of communication with emergency services from a line which has been disconnected, Telefónica CTC Chile enabled telephone lines that depend on switchboards that currently have the capacity and functions necessary to maintain availability of access to emergency services even in case of service disconnection due to breach by the subscriber.

Análisis razonado consolidado

New format of Single Telephone Bill.

Decree No. 510 issued by the Ministry of Transport and Telecommunications establishes the minimum content and other elements of the Single Telephone Bill and a period of 120 days of 2005 is set to apply the provisions established in the mentioned decree.

On January 12, Telefónica CTC Chile requested from Subtel approval of the contents and design of the new Single Telephone bill in conformity with the mentioned Decree No. 510.

Outside of the deadline Subtel made observations to the proposal made by Telefónica CTC Chile, ordering them to be overcome before issuance to the public, in addition to issuing an Official Circular with instructions for applying the Regulation.

Telefónica CTC Chile filed a complaint before the Chilean General Comptroller against Subtel pertaining to the legality of infringing on the standard that establishes that after 30 days the proposal made by the concessionary will be understood to be fully approved, situation that did in fact occur and that is not recognized in the pronouncement.

On August 30, 2005, Subtel answered to the Chilean General Comptroller in respect to the legality complaint filed by Telefónica CTC against the acts of Subtel which extemporaneously made observations to the new model of the Single Telephone Bill.

In its report, Subtel recognizes acting outside the deadlines, and formulates its defense on the basis that Telefónica CTC Chile’s model of telephone bill does not adjust to the legal ordinance.

On October 6, Telefónica CTC Chile presented a writ before the Chilean General Comptroller answering the arguments made by Subtel in its report.

As support for the legal thesis stated in the complaint, Telefónica CTC Chile will attach a Legal Report to the Chilean General Comptroller from the Administrative Law professor, which confirms the relevance of the complaint that was filed.

With this information the Chilean General Comptroller must decide whether it accepts or rejects the complaint filed, which should occur before year-end.

Technical Standard that classifies complementary services into categories.

By means of Exempt Resolution No. 1319, of October 6, 2004, the Undersecretary of Telecommunications established the categories of complementary services and attributed the numeration to the respective categories of complementary services that users can access through the public telephone network.

Public consultation of regulation projects.

In July and August 2004, Subtel began making public inquiries to the players of the telecommunications sector in respect to proposals for regulations regarding Network Unbundling and IP Telephony, respectively.

Análisis razonado consolidado

The Network Unbundling proposal, which was subjected to a new public inquiry in December 2004, defines the services, their operating conditions and adds new services that modify the conditions already defined in the tariff decree, defining new obligations that make unbundling more troublesome (obligation to invest, new rights of subscribers, discrimination of obligations according to the technology used, etc.). Furthermore, the obligation to resell is established for mobile companies and the resale conditions are regulated for wholesalers of alternative tariff plans offered by Telefónica CTC Chile. The Company participated in those public inquiries making its observations and formulating its legal objections among which it emphasized that a large part of those proposals are matters of law and not mere regulations, at the same time that other aspects of the regulatory proposal cannot even be addressed in a law since they affect rights guaranteed by our Constitution.

Regarding the IP Telephony proposal, it defines a special type of broadband telephony, that is provided using the existing broadband infrastructure, with fewer regulatory requirements than traditional telephony (for example, the multicarrier system for DLD is not applicable), which discriminates against traditional operators who could not provide the service under these same conditions. The Company, as well as other operators, made their observations and legal objections to this proposal since they consider it, among other aspects, discriminatory and an attempt against development of the industry since it discourages investment in new infrastructure and in broadband.

As of September 30, 2005, Subtel has not made a pronouncement on either case regarding the observations and legal objections made by the Company and by other companies in the sector, nor has it sent to the Chilean General Comptroller the final texts of such regulations for recording.

Lawsuit against the State of Chile

On October 31, 2001, Telefónica CTC Chile, seeking to correct errors in Tariff Decree No. 187 of 1999, filed a motion for reconsideration with the Ministries requesting corrections to the 1999 Tariff Decree No. 187. On January 29, 2002, the Ministries issued a joint rejection of this request, explaining that “having carefully evaluated, only the feasibility and timeliness of the petition made, considering the set of circumstances of the problem and the prudence that must orient public actions”, and that the rejection “has had no other motivation than to protect the general interest and progress of the telecommunications services”.

Having exhausted all administrative remedies aimed at correcting the illegal actions taken in the tariff-setting process of May 1999, in March 2002, Telefónica CTC Chile filed a lawsuit for damages against the Government in the amount of Ch$ 181,038,411,056 plus readjustments and interest, covering past and future damages incurred up to May 2004.

Expert reports were presented on various aspects of the case supporting the position held by Telefónica CTC Chile. On March 29, 2005, the court dictated a resolution summoning the parties to the first instance sentencing – resolution that involves an end to the discussion and evidence stage – sentence should be dictated in the following months.

Análisis razonado consolidado

Voissnet makes an accusation before the National Economic Attorney General’s Office(“Fiscalía Nacional Económica”) and files lawsuit before the Antitrust Commission, both against Telefónica CTC Chile

On January 20, Telefónica CTC Chile responded to the accusation made by Voissnet filed before the National Economic Attorney General’s Office for alleged events which in its opinion attempted against free competition, development and growth of Internet technology, fundamentally of broadband telephony, and access to broadband, since they establish the prohibition of carrying voice using the Internet broadband access provided by Telefónica CTC Chile.

On March 14, 2005 Telefónica CTC Chile responded to the complaint filed by Voissnet before the Antitrust Commission (Tribunal de Defensa de la Libre Competencia”), hereafter TDLC, which is founded on the same facts that Voissnet indicated in the accusation filed before the National Economic Attorney General’s Office. Voissnet’s intention is for the TDLC to force Telefónica CTC to allow third parties to provide IP Telephony through the Internet using the ADSL owned by Telefónica.

Telefónica CTC Chile rejected each and every part of the accusations made by the accuser, providing market, legal and regulatory information regarding development of the broadband market in Chile, stating that it has made considerable investments to develop broadband in Chile and has facilitated the participation of all ISP through an open model, and that it is not opposed to IP telephony, but rather to the anti-competitive practices that companies are attempting to use, taking advantage of investments made by others.

Telefónica CTC Chile in turn filed a counterplea against Voissnet, in order for the Court to correct, prohibit and suppress the serious attempts against free competition incurred by that company, by providing telephone services to its subscribers without having the concession required by Law, or complying with the legal, regulatory and technical regulations applicable to telephony that are fulfilled by the public telephone service concessionaries, applying market skimming practices of customers of telephone concessionaries with a greater amount of traffic and which have the broadband service, and taking advantage of the existing infrastructure owned by the mentioned companies, without their authorization, and without any retribution or payment whatsoever for the use of the public telephone network and equipment used to provide broadband Internet access.

Subtel submitted the report requested by the TDLC in relation to the complaint presented by Voissnet, without making reference to the counterplea presented by Telefónica CTC Chile, questioning the contractual restrictions imposed by Telefónica CTC Chile.

Last April 8, Voissnet answered the counterplea filed by Telefónica CTC Chile, requesting that it be rejected in all its parts. By means of resolution dated June 1, 2005, the TDLC deemed that there were no substantial, relevant and controversial facts, therefore the case was not to be received for evidence, but a date was be set to hear the case.

Telefónica CTC Chile appealed the resolution of the TDLC since it considers that there are substantial, relevant and controversial facts that both parties must prove within the evidence stage, and which are determinant for due resolution of this process and it requested that the Court dismiss it and replace it receiving the case for the evidence stage.

Análisis razonado consolidado

On June 22, 2005, the TDLC dismissed the appeal made by Telefónica CTC Chile, ratifying that in this case only legal and not factual aspects must be elucidated.

On August 16, 2005, Telefónica CTC Chile was notified of the requirement filed against it by the Fiscalía Nacional Económica (FNE), based on the same conducts alleged by Voissnet against Telefónica CTC Chile in its complaint of December 2004. In its requirement, the FNE mainly requests the following from the TDLC: That it declare that Telefónica CTC has infringed on free trade, through the creation of artificial entry barriers for new competitors in the local fixed telephony market, ordering it to abstain from persisting in any act or conduct the purpose of which is to prevent granting of IP Telephony. That the Megavía DSL Contracts for Broadband Access to Internet signed by CTC with the ISP be modified, in order to immediately terminate the application of the clauses that prohibit granting of IP voice service. That Telefónica CTC Chile be fined 350 unidades tributarias anuales, o whatever fine the TDLC in justice determines, and payment of the costs of this case, and that a request be made to the President of the Chile so that, through the applicable ministries, a study should be performed of the modifications needed to the legal and regulatory precepts of the current regulatory framework of the telecommunications market.

On September 2, 2005, Telefónica CTC Chile answered the complaint of the FNE.

The TDLC ordered both processes to be accumulated, which means that the Voissnet lawsuit is suspended until the new lawsuit arrives at the same stage. Therefore, the allegations cited for last August 11 were suspended.

On October 4, 2005, the TDLC accepted the petition of Telefónica CTC Chile to receive the case for evidence, setting the points of evidence. On October 11, 2005, accepting the request of the Company and the FNE for reinstatement, the Court modified the originally defined points of evidence.

Setting Rates for Post Supports

Telefónica CTC Chile together with other telecommunications companies presented discrepancies before the Panel of Experts of the Electricity Law, regarding rates for services corresponding to support on posts, proposing an annual rate for each post support of approximately 0.02 UF.

Likewise, the distribution companies also presented before the Panel of Experts their discrepancies regarding the post support rates proposed by the National Energy Commission, proposing an annual rate of between 0.4 UF and 0.5 UF for each support.

On July 7, 2005 Telefonica CTC Chile together with the rest of the telecommunications companies that formulated discrepancies to the Panel of Experts, presented their observations of the discrepancies formulated by the electric companies.

Análisis razonado consolidado

The Court of Appeals rejected the protection petition filed by Chilectra S.A., against the judgment of the Panel of Experts, which made a pronouncement on the discrepancies formulated by the Distributors and the telecommunications companies against the Technical Report of the CNE. The Judgment of the Panel of Experts opted for the values proposed by the CNE, including the service of post supports.

Chilectra S.A. also filed with the Chilean General Comptroller appealing the legality of the tariff process. The same was done by ASEP and Chilquita, filing separate appeals before the Chilean General Comptroller. The Chilean General Comptroller has not issued its report.

On September 16, 2005, the Ministry of Economy submitted to the Chilean General Comptroller for recording, the Tariff Decree that sets the new rates for associated services, which is in the process of legal and economic review by the Chilean General Comptroller.

Public tender to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz frequency band

On September 15, 2005 the projects were delivered to the companies participating in the public tender called by Subtel to grant wireless local public telephone concessions on the 3,400 – 3,600 MHz band.

The companies participating in that tender were Telefónica CTC Chile, Telmex Servicios Empresariales, MIC Chile S.A. (owned by Telmex Chile) and VTR.

Subtel must review the information presented by the companies to qualify the points obtained by the applicant companies. According to the tender documents, it will be resolved in function of the points granted to the projects, which privilege geographic coverage and speed of implementing the project. In case of a tie between two or more companies, it will be resolved in favor of the company that has a preferential right recognized in the Tender; in case of a tie between companies with preferential rights, it will be resolved through a tender on the basis of the greatest amount of money offered by the bidder. Telefónica CTC Chile does not have preferential rights in the Tender; these are given to Telmex Servicios Empresariales, MIC Chile and Chile Wireless (owned by VTR).

Análisis razonado consolidado

9. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Relevant aspects of the industry

During the third quarter of 2005, the Telecommunications industry maintained the dynamism that characterizes it, with emphasis on the evolution of the mergers and acquisition processes of operators and continuity of the constant changes in consumer choices for telecommunications services.

It is estimated that lines in service as of September 2005 reached approximately 3.4 million, reflecting a 5.9% increase in respect to the same period last year, derived mainly from prepaid telephone services. Voice services show variations of approximately –10% in local, -12.9% in DLD and –5.5% in ILD in respect to the previous year.

It is estimated that as of September 2005, the mobile telephone market reached a total of 10.8 million subscribers, which represents an accumulated growth in the order of 22% in respect to as of September 2004.

The Internet market shows a migration from narrowband to broadband, with a 48% decrease in the narrowband market with a total estimated 3,389 million minutes and a 39% increase in the broadband market, which as of September 2005, reaches 640 thousand accesses, 55% with ADSL technology.

Relevant aspects in the competitive areas

GTD made an offer to purchase Manquehue Net S.A.

On June 17, 2005, the Board of Directors of Manquehue Net S.A. received the offer made by GTD Grupo Teleductos S.A. to the shareholders of Manquehue Net S.A.

On September 30, 2005, through a purchase contract, GTD Grupo Teleductos S.A. through its subsidiaries GTD Teleductos S.A, GTD Telesat S.A. and GTD Internet S.A. purchased all the shares of Manquehue Net S.A. thus acquiring control of the company.

Furthermore, and by separate contract on the same date, GTD Teleductos S.A. acquired at their par value, loans against Manquehue for a total value of UF 318,321 including principal and interest.

América Móvil acquires Smartcom

On August 3, 2005 América Móvil announced the acquisition of 100% ownership of Smartcom by the Endesa España Group, the value of the company involved in the operation was US$ 472 million.

Telecom Italia sells its participation in ENTEL S.A.
On January 24, 2005, Almendral S.A communicated to the Superintendency of Securities and Insurance the completion of negotiations with Telecom Italia, for the acquisition of their participation in Entel Chile.

Análisis razonado consolidado

On March 29, 2005, Almendral S.A. and its subsidiary Inversiones Altel Limitada, purchased from Telecom Italia International N.V., 5.86% and 48.9%, respectively, of the shares of ENTEL S.A. The price paid for 54.76% of the shares was US$ 934 million, with a value of US$ 7.21 per share.

Liberty Media takes control of United Global Com, Parent Company of VTR and requests the merger of its operations in Chile.

On January 5, 2004 Liberty Media, owner of 50% of Metrópolis Intercom in association with the Claro Group, announced the takeover of the management of United Global Com, owner of 100% of VTR Chile. After the operation, Liberty requested that the Antitrust Commission analyze the possibility of merging VTR and Metrópolis Intercom. Both companies concentrate over 90% of the Pay TV market and are relevant competitors for Telefónica CTC Chile in the broadband market providing cable modem. Likewise, VTR is the second operator of local telephone services in the country.

On June 9, 2004 the National Economic Attorney General’s Office issued its report to the Antitrust Commission recommending the authorization of the merger subject to compliance with a series of restrictions.

On October 25, 2004, the Antitrust Commission resolved to approve the merger of VTR and Metrópolis Intercom, subject to compliance of a series of corporate conditions, of distribution of contents, prices, quality of service and opening of cable network broadband to other ISP. These conditions are applied to ensure development of effective competition in the pay TV market in the short-term.

On March 10, 2005 the Supreme Court of Chile authorized the merger of VTR and Metrópolis, however it considered that the transaction could hinder development of effective competition in the pay television market in the short-term, therefore it made the transactions subject to fulfillment of eight conditions, thus ratifying the decision of the Antitrust Commission in respect to merger restrictions.

On July 1, 2005 VTR began unifying its program offer for VTR and former Metrópolis customers.

Telefónica Móvil acquires the assets of Bellsouth in Latin America and the mobile subsidiary of Telefónica CTC Chile.

On March 8, 2004, Telefónica Móviles S.A. announced the agreement to purchase the assets of Bellsouth Corporation in Latin America. This agreement includes the mobile business of Bellsouth in Chile which operates with a 25 Mhz spectrum on the 800 Mhz band with TDMA and 10 Mhz on the 1900 Mhz band with CDMA.

On May 18, 2004, the Board of Telefónica CTC Chile unanimously accepted the association offer made by Telefónica Móviles S.A., for the acquisition of 100% of the mobile subsidiary of Telefónica CTC Chile, subject to the approval of the Shareholders Meeting.

Análisis razonado consolidado

On July 15, 2004, the shareholders’ meeting to decide on the sale of the mobile subsidiary of Telefónica CTC was held. At this meeting a counteroffer was made by the shareholders which meant that Telefónica Móviles S.A had to pay for the taxes derived from the operation.

On July 23, 2004, the contract was signed for the sale of all the shares of the subsidiary, with which Telefónica CTC no longer participates in the mobile business.

Telefónica Móvil consults the Court of Free Competition on the purchase of Bellsouth.

Telefónica Móvil S.A., subsidiary of Telefónica S.A. presented to the Court of Free Competition an inquiry regarding the contract denominated “Stock Purchase Agreement” dated March 5, 2004, signed with Bellsouth Corporation, by which it acquires all the telephony assets of the latter in Central and South America, among which is its indirect full ownership of Bellsouth Chile S.A., current mobile telephony operator in the Chilean market.

On January 4, 2005 the Antitrust Commission resolved to approve the consultation of Telefónica Móvil S.A., subsidiary of Telefónica S.A., setting a series of conditions for the merger. One of these conditions directly affects Telefónica CTC Chile, establishing that, any joint offer of services for fixed and mobile telephone services commercialized by the merged company and which, considers fixed telephone services provided by Telefónica CTC Chile, will be understood to be a joint offer made by the latter, which therefore must be governed by Decree No. 742 issued by the Undersecretary of Telecommunications of Chile, published on February 26, 2004.

On April 5, 2005 Telefónica Móvil S.A, subsidiary of Telefónica S.A. launched Movistar in Chile, grouping under this brand the mobile subsidiary purchased from Telefónica CTC Chile in July 2004 and the operations of Bellsouth acquired with the approval of the Antitrust Commission in January 2005.

Analysis of relative participation

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection with other telecommunications companies and other unregulated local services. Entrance to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (SUBTEL).

Currently 12 companies with 13 brands participate in this market, including four rural operators. The penetration rate as of September 2005 was in the order of 21.1 lines per 100 inhabitants. Telefónica CTC Chile has approximately 72% of fixed telephone lines as of September 2005.

Análisis razonado consolidado

Long Distance

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 15 companies operating with 18 carrier codes. Traffic in the DLD market, through fixed telephone lines recorded a 13.2% drop in the third quarter of 2005 in respect to the third quarter of 2004. In the same period a decrease of 5.1% is estimated in ILD market. Telefónica CTC Chile, through its subsidiaries Telefónica Mundo 188 and GLOBUS 120, reached an estimated market share of 46.7% in domestic long distance and 32.9% in outgoing international long distance in the third quarter of 2005. When considering market share accumulated from January to September of this year, Telefónica CTC Chile obtains 46.4% of the Domestic Long Distance market and 32.3% of the International Long Distance market.

Corporate Communications

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies with Internet service providers (ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In this business Telefónica CTC Chile competes with 8 companies in the private services arena and in the hosting business with at least 10 companies, reaching a market share in income of approximately 44% accumulated as of the third quarter of 2004, including sale of advanced equipment to companies.

Mobile Communications

Contemplates providing mobile communication services (cellular telephone, trunking and wireless data transmission). There are currently three mobile telephone operators, one smaller operator of mobile satellite communications and one operator that offers digital trunking who is authorized to interconnect to the public mobile network.

Telefónica CTC Chile stopped offering mobile services in July 2004. It currently maintains the relationship with this sector through incoming and outgoing fixed telephone service traffic. Fixed mobile traffic decreased by 8% in the period from January to September 2005 in respect to the same period the previous year, the upward tendency continues mainly due to the increase in mobile subscribers. Mobile-fixed traffic increased by +8% in the same period.

Análisis razonado consolidado

Pay TV

In the pay television market there is one dominant operator due to the merger of VTR and Metrópolis Intercom who altogether have over 90% of the pay TV market with 746,800 subscribers as of June 2005, two satellite TV operators and close to 20 cable TV operators in specific areas, which altogether do not exceed 4% of the market.

Internet Access

In this market there are currently approximately 35 ISPs operating effectively, with three of these concentrating 83% of traffic. IP traffic (switchboard) accumulated from January to September 2005 in the network of Telefónica CTC Chile reached the order of 2,575 million minutes, a 31% drop in respect to the same period in 2004, mainly due to migration of users to broadband.

Telefónica CTC Chile continues with an intensive deployment of Internet access through ADSL broadband, directly to the customer and through a wholesale model in the ISP industry. As of September 2005, Telefónica CTC Chile’s broadband connections in service reached 268,344 a growth of 49% compared to as of September 2004, achieving an estimated broadband market share of 42% as of September 2005, considering speeds equal to or exceeding 128 kbps.

Other Businesses

Comprises the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of which CTC Equipos, as of September 2005 has approximately 24% of the market share considering its own 9,945 public telephones. Additionally, Telefónica CTC Chile has another 14,494community telephones installed.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of September 2005 it is estimated that Telefónica CTC Chile has a market share of 31% in this service

Análisis razonado consolidado

10. ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of the dollar fluctuations on its results. The percentage of interest bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used is dollar/UF and dollar/peso exchange insurance.

As of September 30, 2005, the interest bearing debt in original currency expressed in dollars was US$ 916 million, including US$706 million in financial liabilities in dollars, US$145 million in debt expressed in “unidades de fomento” and US$65 million of debt in Chilean pesos. In this manner US$706 million correspond to debt exposed directly to the variations of the dollar.

Simultaneously, the Company had dollar/UF, dollar/peso exchange insurance and assets in dollars that resulted, as of closing of the third quarter of 2005, in close to 0% exposure to foreign exchange.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of September 30, 2005, the Company had debt at variable interest rates Libor and TAB mainly for syndicated loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which protect the Libor rate), to limit the future fluctuation of interest rates. As of September 30, 2005 this has allowed the Company to end with an exposure of 29% of the total interest bearing debt in original currency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.